    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1998



                                                      REGISTRATION NO. 333-44005

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                           EAGLE USA AIRFREIGHT, INC.
             (Exact name of registrant as specified in its charter)

                       TEXAS                                            76-0094895
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                                 3214 LODESTAR
                              HOUSTON, TEXAS 77032
                                 (281) 821-0300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JAMES R. CRANE
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                           EAGLE USA AIRFREIGHT, INC.
                                 3214 LODESTAR
                              HOUSTON, TEXAS 77032
                                 (281) 821-0300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   Copies to:

                  GENE J. OSHMAN                                     STEVEN K. COCHRAN
               BAKER & BOTTS, L.L.P.                              THOMPSON & KNIGHT, P.C.
               3000 ONE SHELL PLAZA                           1700 PACIFIC AVENUE, SUITE 3300
             HOUSTON, TEXAS 77002-4995                           DALLAS, TEXAS 75201-1700
                  (713) 229-1234                                      (214) 969-1700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 27, 1998

PROSPECTUS
            , 1998

                                1,500,000 SHARES

                       [EAGLE USA AIRFREIGHT, INC. LOGO]

                                  COMMON STOCK

     All of the 1,500,000 shares of Common Stock of Eagle USA Airfreight, Inc. offered hereby are being sold by a shareholder of the Company. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder.


     The Common Stock is included on the Nasdaq National Market under the symbol "EUSA". The last reported sales price of the Common Stock on the Nasdaq National Market on January 26, 1998 was $27 1/2 per share. See "Price Range of Common Stock."


      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
                                                        PRICE           UNDERWRITING         PROCEEDS TO
                                                       TO THE           DISCOUNTS AND        THE SELLING
                                                       PUBLIC          COMMISSIONS(1)      SHAREHOLDER(2)
------------------------------------------------------------------------------------------------------------
Per Share.......................................          $                   $                   $
Total(3)........................................          $                   $                   $
------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses estimated at $255,000, which will be paid by the Selling Shareholder if the Underwriters' overallotment option is not exercised and by the Company if the Underwriters' overallotment option is exercised.


(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 225,000 additional shares at the Price to the Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public and the Underwriting
    Discounts and Commissions will be $          and $          , respectively,
    the Proceeds to the Selling Shareholder will be unchanged from the amount
    set forth above, and the Company will receive proceeds of $          . See
    "Underwriting."

     The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or
about             , 1998.

DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
              MORGAN STANLEY DEAN WITTER
                             WILLIAM BLAIR & COMPANY
                                          GERARD KLAUER MATTISON & CO., INC.

                   [MAP OF THE COMPANY'S TERMINAL LOCATIONS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in and incorporated by reference into this Prospectus. Unless otherwise indicated, all information contained in or incorporated by reference into this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. The term "Eagle" refers to Eagle USA Airfreight, Inc., and the term the "Company" refers to Eagle and its subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

     The Company is a leading provider of air freight forwarding and other transportation and logistics services. Since opening its first terminal in Houston, Texas in 1984, the Company has expanded its network of terminals to include locations in 60 cities throughout North America. From fiscal 1993 to fiscal 1997, the Company has experienced rapid growth in revenues from $47.4 million to $291.8 million, and in operating income from $2.4 million to $25.7 million. The Company believes that it has grown to be one of the largest air freight forwarders in the United States as measured by domestic forwarding revenues largely due to its ability to work closely with its customers to provide customized freight shipping services on a price-competitive basis.

     Historically, the Company has grown through the internal expansion of its air freight forwarding customer base and terminal network. Over the last several years, the Company has developed a nationwide terminal system by expanding its terminal locations from 14 in September 1993 to 60 in September 1997, significantly expanded its services to include local pick-up and delivery, truck brokerage and various "value added" logistics services and developed an advanced logistics information system. The Company has also expanded its international air freight forwarding operations, and management expects to focus increased time and resources on these operations. As a result, it has expanded the scope of its potential customers and has enhanced its ability to compete for high-revenue national accounts with multiple shipping locations. The Company's increasing shipment volumes have enabled it to command from air carriers priority access to freight capacity at peak times and at discount rates. The Company believes that it has also benefited from increased emphasis on "just-in-time" manufacturing and production practices, outsourcing of transportation logistics functions and continuing concentration of transportation suppliers by major shipping customers. The increasingly complex demands of freight transportation and the need for cost-effective distribution networks have placed a premium on the services of those forwarders, such as the Company, that can offer reliable service over a broad network at competitive prices.

     The Company currently has customers that are engaged in a variety of industries. The average shipment weight during fiscal 1997 was 521 pounds, ranging in size from small packages of documents to 60,000 pound deliveries of trade show exhibit materials. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipments to their destination and arranging and monitoring all aspects of the shipments. Typically, the transportation is provided by a commercial air carrier. The Company neither owns nor operates aircraft and, consequently, places no restrictions on delivery schedules or shipment size or weight. The Company has recently begun regularly scheduled dedicated charters of four cargo airplanes under short-term leases to service specific high-volume transportation lanes. On occasion, the Company charters cargo aircraft for use in other transportation lanes as needed. The Company draws on its logistics expertise to provide forwarding services that are tailored to meet the goals of the customer. The Company arranges for, and in many cases provides, pick-up and delivery service between the carrier and the location of the shipper or recipient. If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. The Company also provides other ancillary services, such as computer-based shipping systems, electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, warehousing, cargo assembly and protective packing and crating.

     An important factor in the Company's growth and ongoing operations is its information systems. These include its integrated information systems -- Worldport -- which include logistics information, management information and accounting systems. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. The Company's information systems provide accurate, up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), and allow the Company's management to monitor its operations and financial results. The Company is in the process of upgrading the information systems used by its local pick-up and delivery operations, including barcode and signature scanners that allow for enhanced tracking of shipments and access by shippers of receipt signatures for proof of delivery information. In addition, the Company offers to certain of its customers Eagle-Ship, a dedicated personal computer, printer and barcode scanner, that allows the customer's shipping dock personnel to automate their shipping process with multiple shippers. The Company's web site now allows customers to obtain shipment tracking information via the Internet.

     The business strategy of the Company includes the following principal elements:

     Continued Rapid Expansion of Core Domestic Freight Forwarding Business. The Company plans to expand its domestic freight forwarding business by continuing to (i) provide high-quality customized freight forwarding and related transportation and logistics services, (ii) expand its network of terminals and
(iii) capitalize on economies of scale. The Company currently plans to open terminals in approximately 15 additional locations during the remainder of fiscal 1998 and up to another 15 additional locations by the end of fiscal 1999.

     Development of International Freight Forwarding. The Company intends to continue to expand its international freight forwarding services and expects that these operations will be the focus of an increasing portion of management time and Company resources. The Company plans to expand its overseas presence through a variety of means that may include exclusive or nonexclusive agency agreements, direct equity positions within selected overseas agencies, and strategic acquisitions. The Company is in the process of establishing a network of agents in international locations, primarily in Europe and the Far East, and plans to emphasize the marketing of international services through a separate sales force. The Company has recently signed a letter of intent for an acquisition that would expand the Company's capabilities in South America. See "Recent Developments" below. The Company is also designing an exclusive international information management system which is expected to utilize Internet-based technology to facilitate its global operations and communications network.

     Expansion of Local Pick-up and Delivery and Centralized Truck Brokerage. The Company has local pick-up and delivery operations at 43 of its 60 terminal locations as well as at one location without air freight forwarding operations. The Company plans to initiate these services in approximately 20 additional locations in fiscal 1998. The Company plans to initiate local pick-up and delivery operations in substantially all of its domestic locations by the end of fiscal 1999. In addition, the Company has initiated a centralized truck brokerage service to more efficiently utilize truck transportation where it can be used as an effective alternative to air shipment for less urgent forwarding business. By integrating these services with its freight forwarding business, the Company is able to avoid having to contract with third parties, thereby enhancing the Company's ability to monitor, maintain quality control of and retain a greater portion of the profit generated by shipments.

     Attractive Incentive-Based Compensation. The Company provides a broad-based compensation plan to its sales force and most of its operations personnel in order to attract, retain and incentivize the highest quality employees available, generally paying what it believes is significantly more than the industry average. The Company places no upside limitations on compensation of its sales personnel. The Company believes its compensation plan and philosophy have helped it to retain experienced sales and management personnel. The Company's management from the terminal manager level and above has an average of over 14 years of transportation experience.

     Enhancement of Advanced Information Systems. The Company believes the ability to provide accurate up-to-date information on the status of shipments and results of operations will become increasingly important. Consequently, the Company has invested, and plans to continue to invest, substantial management and financial resources in the development and upgrading of its information systems. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic air freight forwarders and provide the Company with a competitive advantage.

     The Company's principal executive offices are located at 3214 Lodestar, Houston, Texas 77032, and its telephone number is (281) 821-0300.

                              RECENT DEVELOPMENTS


     On January 5, 1998, the Company announced the signing of a letter of intent to acquire Eagle Transfer, Inc. ("Eagle Companies"), a privately-held international freight forwarder based in Miami, Florida. Eagle Companies is a full-service forwarder whose services include customs clearing services, ocean forwarding and airfreight import and export. Eagle Companies' operations focus on Argentina, Brazil and Chile and other South American countries. Sales for Eagle Companies totaled approximately $19 million in the twelve-month period ended December 31, 1997. Despite the similarity in names, the Company and Eagle Companies have had no prior affiliation.



     On January 16, 1998, the Company reported that it has signed a letter of intent to acquire S. Boardman (Air Services) Limited and Subsidiaries ("S. Boardman"), a privately-held full service freight forwarder based in London, England. S. Boardman serves the international freight forwarding market from three facilities in London, Manchester and Birmingham, England. For the twelve-month period ended March 31, 1997, total revenues for S. Boardman were approximately $25 million and revenues excluding customs, duties and value added taxes were approximately $13 million.

                                  THE OFFERING

Common Stock offered by the
  Selling Shareholder......  1,500,000 shares (1)

Common Stock outstanding...  18,269,061 shares (2)

Use of proceeds............  The Company will not receive any of the proceeds from the sale of the shares by the Selling
                             Shareholder. If the Underwriters' over-allotment option is exercised (see "Underwriting"), any net proceeds received by the Company from the proceeds of shares sold thereunder will be used for general corporate purposes.

Nasdaq National Market
  symbol...................  EUSA
------------------------------

(1) Excludes 225,000 shares of Common Stock subject to the Underwriters' over-allotment option.


(2) Excludes (i) 2,149,059 shares of Common Stock reserved for issuance pursuant to the Company's Long-Term Incentive Plan (the "Incentive Plan") as of December 31, 1997 (which is proposed to be increased by 3 million shares at the Company's 1998 Annual Meeting), of which 2,018,830 shares were issuable upon exercise of stock options outstanding as of December 31, 1997 (including vested options for 621,095 shares), and (ii) 200,000 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Nonemployee Director Stock Option Plan (the "Nonemployee Director Plan"), of which 75,000 shares were issuable upon exercise of stock options outstanding as of December 31, 1997 (60,000 of which were vested). Under the treasury stock method of computation and at a $27 1/2 per share price for shares repurchased (the last sale price for the Common Stock on January 26, 1998 as reported on the Nasdaq National Market), the issued options would represent approximately 727,247 Common Stock equivalents.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                         FISCAL YEARS ENDED SEPTEMBER 30,
                                                             --------------------------------------------------------
                                                               1993        1994        1995        1996        1997
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Revenues.................................................  $ 47,425    $ 83,276    $126,214    $185,445    $291,767
  Cost of transportation...................................    28,504      49,764      72,366     103,312     163,616
                                                             --------    --------    --------    --------    --------
  Gross profit.............................................    18,921      33,512      53,848      82,133     128,151
  Personnel costs..........................................    11,465      19,165      27,939      41,619      67,813
  Other selling, general and administrative expenses.......     5,066       8,461      13,704      22,665      34,639
                                                             --------    --------    --------    --------    --------
  Operating expenses.......................................    16,531      27,626      41,643      64,284     102,452
                                                             --------    --------    --------    --------    --------
  Operating income.........................................     2,390       5,886      12,205      17,849      25,699
  Nonoperating income......................................        27          76         319         934       1,693
                                                             --------    --------    --------    --------    --------
  Income before income taxes...............................     2,417       5,962      12,524      18,783      27,392
  Provision for income taxes...............................       955       2,408       5,017       7,302      10,594
                                                             --------    --------    --------    --------    --------
  Net income(1)............................................  $  1,462    $  3,554    $  7,507    $ 11,481    $ 16,798
                                                             ========    ========    ========    ========    ========
  Basic earnings per share(2)..............................        --          --          --          --    $   0.94
  Diluted earnings per share(2)............................        --          --          --          --    $   0.90
  Pro forma basic net income per share(2)(3)...............        --          --    $   0.55    $   0.69          --
  Pro forma diluted net income per share(2)(3).............        --          --    $   0.51    $   0.66          --
OPERATING DATA:
  Gross margin.............................................      39.9%       40.2%       42.7%       44.3%       43.9%
  Operating margin.........................................       5.0%        7.0%        9.7%        9.6%        8.8%
  Same terminal revenue growth(4)..........................      63.0%       44.0%       29.1%       29.3%       48.7%
  Air freight terminals at end of period...................        14          27          37          47          60
  Local delivery locations at end of period................        --          --          11          28          44
  Freight forwarding shipments.............................   178,545     291,956     382,583     524,685     832,704
  Average weight (lbs.) per freight forwarding.............       506         520         608         576         521


                                                                               AS OF SEPTEMBER 30,
                                                             --------------------------------------------------------
                                                               1993        1994        1995        1996        1997
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital..........................................  $  1,025    $  3,510    $  6,852    $ 41,487    $ 60,638
  Total assets.............................................     9,884      16,612      24,468      71,729     106,871
  Long-term indebtedness...................................        18          11       8,474           0           0
  Shareholders' equity.....................................     2,032       5,031       1,699      50,442      80,504

------------------------------

(1) Net income for fiscal 1993, 1994, 1995 and 1996 includes a pro forma charge of $823, $1,916, $3,682 and $945, respectively, which represents the estimated federal income taxes that would have been reported had Eagle been a C Corporation prior to December 4, 1995.


(2) Earnings per share information previously reported has been restated herein to comply with the provisions of Statement of Financial Accounting Standard No. 128.



(3) The computation for the year ended September 30, 1996 also includes the number of shares that the Company's Chairman of the Board received upon the closing of the initial public offering in connection with the Company's acquisition of interests in subsidiaries. Historical net income per share is not provided for fiscal 1994 and 1993, as such inclusion is considered to be irrelevant.



(4) Percentage increase in revenues for those terminals open as of the beginning of the prior period.

                                  RISK FACTORS

     Before purchasing any shares of Common Stock offered by this Prospectus, prospective investors should carefully consider the following factors relating to the Company and this Offering, together with the other information and financial statements appearing elsewhere in and incorporated by reference into this Prospectus.

DEPENDENCE ON KEY PERSONNEL

     The Company's founder, James R. Crane, serves as President and Chairman of the Board. The Company believes that its future success will be highly dependent upon the continuing efforts of Mr. Crane and the Company's other executive officers, key employees and regional managers, as well as its ability to attract and retain other skilled managers and personnel. The loss of the services of any such managers and personnel could have a material adverse effect on the Company.

COMPETITION

     Competition within the freight industry is intense. Although the industry is highly fragmented, with a large number of participants, the Company competes most often with a relatively small number of forwarders with nationwide networks and the capability to provide the breadth of services offered by the Company and with fully integrated carriers, including BAX Global, Inc. and Emery Air Freight Corporation. The Company also encounters competition from passenger and cargo air carriers, trucking companies and others. As the Company expands its international operations, it expects to encounter increased competition from those forwarders that have a predominantly international focus, including Air Express International Corporation, Expeditors International of Washington, Inc., Fritz Companies Inc. and Circle International Group, Inc., as well as from its competitors for domestic forwarding. Many of these competitors have substantially greater financial resources than the Company. The Company also encounters competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. See
"Business -- Competition."

ABILITY TO MANAGE GROWTH

     The Company has experienced significant growth, primarily through increases in sales at existing terminals and opening new terminals. The Company also has recently completed the acquisition of the assets of a Columbus, Ohio transportation provider and has announced the signing of a letter of intent for an additional acquisition. The Company anticipates that its growth strategy in the future will include internal growth in its domestic and international freight forwarding, local pick-up and delivery and truck brokerage business, and could also include additional acquisitions. The Company's ability to continue its growth will depend on a number of factors, including existing and emerging competition, the ability to open new terminals, the ability to maintain profit margins in the face of competitive pressures, the continued recruitment, training and retention of operating and management employees, the strength of demand for its services and the availability of capital to support such growth and the ability to identify, negotiate and fund acquisitions when appropriate. Acquisitions involve risks, including those relating to the integration of acquired business, retention of prior levels of business, retention of employees, diversion of management attention, amortization of acquired intangible assets, unexpected liabilities and other problems. There can be no assurance that the Company will be successful in implementing any of its business strategy or plans for future growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

DEPENDENCE ON CARRIERS

     The Company's ability to serve its customers depends on the availability of air cargo space, including space on passenger and cargo airlines that service the relevant transportation lanes. Shortages of cargo space are most likely to develop around holidays and in especially heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of passenger airlines serving particular transportation lanes at particular times, which could occur as a result of economic conditions, transportation strikes, regulatory changes and other factors beyond the control of the Company. Although the Company does not believe that the lack of cargo space has had a significant impact on its ability to book cargo space to date, future operating results could be adversely affected by significant shortages of suitable cargo space and associated increases in rates charged by passenger airlines for cargo space.

INDEPENDENT OWNER/OPERATORS

     From time to time, third parties, including the Internal Revenue Service ("IRS") and state authorities, have sought to assert, and at times have been successful in asserting, that independent owner/operators in the transportation industry, including those of the type utilized in connection with the Company's local pick-up and delivery operations, are "employees," rather than "independent contractors." Although the Company believes that the independent owner/operators utilized by it are not employees, there can be no assurance that the IRS and state authorities or others will not challenge this position, or that federal and state tax or other applicable laws, or interpretations thereof, will not change. If they do, the Company could incur additional employee benefit-related expenses and could be liable for additional taxes, penalties and interest for prior periods and additional taxes for future periods. See
"Business -- Employees."

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of this Offering, James R. Crane will own approximately 48.4% (47.8% if the underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. As a result, Mr. Crane individually will be in a position to control the Company through his ability to significantly influence the outcome of elections of the Company's directors and other matters submitted to a vote of shareholders. Such ownership of Common Stock may have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Shareholders."

VULNERABILITY TO ECONOMIC CONDITIONS; DEPENDENCE ON PRINCIPAL CUSTOMERS

     The Company's future operating results may be dependent on the economic environments in which it operates. Demand for the Company's services could be adversely affected by economic conditions in the industries of the Company's customers. A number of the Company's principal customers are in the personal computer, electronics and related industries, and in particular, Compaq Computer Corporation ("Compaq") accounted for 5.8% and 8.8% of the Company's revenues for the fiscal years ended September 30, 1997 and 1996, respectively. Adverse conditions in the industries of the Company's customers or the loss of a significant customer could negatively impact the Company. The Company expects that demand for the Company's services (and consequently its results of operations) will continue to be sensitive to domestic and, increasingly, global economic conditions and other factors beyond its control.

PICK-UP AND DELIVERY CLAIMS EXPOSURE

     At September 30, 1997, the Company utilized the services of approximately 660 drivers in connection with its local pick-up and delivery operations and from time to time such drivers are involved in accidents. Although most of these drivers are independent contractors, there can be no assurance that the Company will not be held liable for the actions of such drivers. The Company currently carries, or requires of its independent owner/operators, liability insurance of $1 million for each such accident. However, there can be no assurance that claims against the Company will not exceed the amount of coverage. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims, the Company's operating results and financial condition could be materially affected. In addition, significant increases in insurance costs could reduce the Company's profitability.

PERMITS AND LICENSING

     The Company's operations are subject to various state, local, federal and foreign regulations that in many instances require permits and licenses. Certain federal officials have announced that they are considering implementing increased security measures with respect to air cargo. There can be no assurance as to what, if any, regulations will be adopted or, if adopted, as to their ultimate effect on the Company. Failure of the Company to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of the Company's operating authorities. See "Business -- Regulation."

INTERNATIONAL OPERATIONS

     The Company's international operations are directly related to, and their future performance is dependent upon, the volume of international trade, particularly trade between the United States and foreign nations. Such trade is influenced by many factors, including economic and political conditions in the United States and abroad, major work stoppages, exchange controls, currency fluctuations, wars and other armed conflicts and United States and foreign laws relating to tariffs, trade restrictions, foreign investment and taxation. There can be no assurance that trade-related events beyond the control of the Company, such as a failure of various nations to reach or adopt international trade agreements and an increase in bilateral or multilateral trade restrictions, may not have a material adverse effect on the Company's results of operations.

SHARES ELIGIBLE FOR FUTURE SALE


     Substantially all of the shares of Common Stock currently held by the Selling Shareholder are eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to the restrictions of Rule 144. In addition, all of such shares could be sold in the public market through the exercise of registration rights. However, the Selling Shareholder has agreed, for a period of one year, and the Company and its other executive officers and directors have agreed, for a period of 90 days after the date of this Prospectus, that they will not, without the prior written consent of the representatives of the Underwriters, sell or otherwise dispose of any of their shares of Common Stock other than, in the case of the Selling Stockholder, executive officers and directors of the Company, certain permitted private sales, and gifts and, in the case of the Company, for shares issued in connection with employee benefit plans and acquisitions. Such consent may be given at any time and without prior public notice. In addition, shares that may be purchased pursuant to options issued under the Incentive Plan and Nonemployee Director Plan will be eligible for sale pursuant to registration statements on Form S-8. As of December 31, 1997, 2,093,830 shares of Common Stock were issuable upon the exercise of outstanding options awarded under the Incentive Plan and the Nonemployee Director Plan, of which 681,095 shares of Common Stock were issuable upon the exercise of vested options. In addition, options to purchase 430,440 shares of Common Stock vest during the remainder of fiscal 1998. Sales of substantial amounts of Common Stock by the current shareholders or by option holders could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise capital by issuing equity securities. See "Description of Capital Stock -- Registration Rights of Certain Holders" and "Underwriting."


CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Articles of Incorporation authorize the Board of Directors to set the terms of and issue Preferred Stock without shareholder approval. The Board of Directors could use the Preferred Stock as a means to delay, defer or prevent a takeover attempt that a shareholder might consider to be in the Company's best interest. In addition, certain provisions of Texas law, the Company's Articles of Incorporation and Bylaws might impede a takeover of the Company. See "Description of Capital Stock."

FORWARD LOOKING STATEMENTS

     The statements contained in or incorporated by reference into this Prospectus, including, but not limited to, those relating to the future availability of cargo space; the Company's overseas presence and plans for international air freight forwarding services and agreements for international cargo; the future expansion and results of the Company's terminal network; plans for local delivery services and truck brokerage; future improvements in the Company's information systems and logistic systems and services; future marketing results; construction of new facilities; the effect of litigation; future costs of transportation; future operating expenses; future margins; any seasonality of the Company's business; future dividend plans; future acquisitions, including the completion of the acquisition of Eagle Companies or S. Boardman and any effects, benefits, results, terms or other aspects of the acquisition; retention of employees or management; use of offering proceeds; ability to continue growth and implement growth and business strategy; the ability of expected sources of liquidity to support working capital and capital expenditure requirements; the tax benefit of any stock option exercises; and any other statements regarding future growth, future cash needs, future terminals, future operations, business plans and future financial results; and any other statements which are not historical facts are forward-looking statements. When used in this document, the words "anticipate," "estimate," "expect," "may," "plans," "project," and similar expressions are intended to be among the statements that identify forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to the Company's dependence on its ability to attract and retain skilled managers and other personnel; the intense competition within the freight industry; the uncertainty of the Company's ability to manage and continue its growth and implement its business strategy; the Company's dependence on the availability of cargo space to serve its customers; the potential for liabilities if certain independent owner/operators that serve the Company are determined to be employees; effects of regulation; results of litigation; the Company's vulnerability to general economic conditions and dependence on its principal customers; the control by the Company's principal shareholder; the Company's potential exposure to claims involving its local pick-up and delivery operations; the Company's future financial and operating results, cash needs and demand for its services; and the Company's ability to maintain and comply with permits and licenses; as well as other factors detailed in "Risk Factors" and elsewhere in this Prospectus and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. All such proceeds will be received by the Selling Shareholder. See "Principal and Selling Shareholders." If the Underwriters' over-allotment option is exercised (see "Underwriting"), any net proceeds received by the Company from the proceeds of shares sold thereunder will be used for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been included on the Nasdaq National Market under the symbol "EUSA" since November 30, 1995, the effective date of the Company's initial public offering. The following table summarizes the high and low last reported closing sales prices of the Common Stock for each quarterly period indicated:


                                                              HIGH    LOW
Fiscal Year Ended September 30, 1996:
  1st Quarter (from November 30, 1995)......................  $131/8  $ 91/8
  2nd Quarter...............................................   151/2   121/4
  3rd Quarter...............................................   19      133/4
  4th Quarter...............................................   26      171/4
Fiscal Year Ended September 30, 1997:
  1st Quarter...............................................  $273/4  $251/4
  2nd Quarter...............................................   331/2   251/4
  3rd Quarter...............................................   313/8   18
  4th Quarter...............................................   361/8   241/8
Fiscal Year Ending September 30, 1998:
  1st Quarter...............................................   353/4   251/2
  2nd Quarter through January 26, 1998......................   301/2   271/2


                                DIVIDEND POLICY

     The Company expects to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to dividend policy will be made, subject to Texas law, in the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, financial condition and business prospects of the Company and such other factors as the Board of Directors may deem relevant. The Company's credit facility limits dividend payments after the date of completion of the Company's initial public offering to 25% of the Company's cumulative net income from such date. From October 1992 to shortly prior to the Company's initial public offering, the Company was an S Corporation and distributed to its shareholders all of its taxable income. Prior to its initial public offering, the Company made distributions of cash and/or notes to its pre-initial public offering shareholders in an estimated amount of $2.7 million and $14.6 million in fiscal 1996 and 1995, respectively. A final payment on the notes of approximately $635,000 was made during the fiscal year ended September 30, 1997.

                                 CAPITALIZATION


     The following table sets forth the total debt and capitalization of the Company as of September 30, 1997.



                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
Total debt (including current maturities)...................     $     0
Shareholders' equity:
  Preferred Stock, par value $0.001 per share; 10,000,000
     shares authorized; no shares issued and outstanding....          --
  Common Stock, par value $0.001 per share; 30,000,000
     shares authorized, 18,267,861 shares issued and
     outstanding(1).........................................          18
Additional paid in capital..................................      52,387
Retained earnings...........................................      28,099
                                                                 -------
          Total shareholders' equity........................      80,504
                                                                 -------
Total capitalization........................................     $80,504
                                                                 =======


------------------------------


(1) Excludes (i) 2,207,966 shares of Common Stock reserved for issuance pursuant to the Incentive Plan as of September 30, 1997, of which 2,034,600 shares were issuable upon exercise of stock options outstanding at September 30, 1997 (including vested options for 623,702 shares), and (ii) 200,000 shares of Common Stock reserved for issuance pursuant to the Nonemployee Director Plan, of which 75,000 shares were issuable upon exercise of stock options outstanding at September 30, 1997 (60,000 of which were vested). The Company expects to submit at its 1998 Annual Meeting of Shareholders a proposal to increase the number of authorized shares of Common Stock to 100,000,000 and a proposal to increase the number of shares under the Incentive Plan by 3,000,000.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated statement of income and balance sheet data have been derived from the Company's audited financial statements for the five fiscal years ended September 30, 1997. This information should be read in conjunction with the Consolidated Financial Statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                    FISCAL YEARS ENDED SEPTEMBER 30,
                                          ----------------------------------------------------
                                            1993       1994       1995       1996       1997
                                          (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Revenues.............................   $ 47,425   $ 83,276   $126,214   $185,445   $291,767
  Cost of transportation...............     28,504     49,764     72,366    103,312    163,616
                                          --------   --------   --------   --------   --------
  Gross profit.........................     18,921     33,512     53,848     82,133    128,151
  Personnel costs......................     11,465     19,165     27,939     41,619     67,813
  Other selling, general and
     administrative expenses...........      5,066      8,461     13,704     22,665     34,639
                                          --------   --------   --------   --------   --------
  Operating expenses...................     16,531     27,626     41,643     64,284    102,452
                                          --------   --------   --------   --------   --------
  Operating income.....................      2,390      5,886     12,205     17,849     25,699
  Nonoperating income..................         27         76        319        934      1,693
                                          --------   --------   --------   --------   --------
  Income before income taxes...........      2,417      5,962     12,524     18,783     27,392
  Provision for income taxes...........        955      2,408      5,017      7,302     10,594
                                          --------   --------   --------   --------   --------
  Net income(1)........................   $  1,462   $  3,554   $  7,507   $ 11,481   $ 16,798
                                          ========   ========   ========   ========   ========
  Basic earnings per share(2)..........         --         --         --         --   $   0.94
  Diluted earnings per share(2)........         --         --         --         --   $   0.90
  Pro forma basic net income per
     share(2)(3).......................         --         --   $   0.55   $   0.69         --
  Pro forma diluted net income
     share(2)(3).......................         --         --   $   0.51   $   0.66         --
OPERATING DATA:
  Gross margin.........................      39.9%      40.2%      42.7%      44.3%      43.9%
  Operating margin.....................       5.0%       7.0%       9.7%       9.6%       8.8%
  Same terminal revenue growth(4)......      63.0%      44.0%      29.1%      29.3%      48.7%
  Air freight terminals at end of
     period............................         14         27         37         47         60
  Local delivery locations at end of
     period............................         --         --         11         28         44
  Freight forwarding shipments.........    178,545    291,956    382,583    524,685    832,704
  Average weight (lbs.) per freight
     forwarding shipment...............        506        520        608        576        521


                                                             AS OF SEPTEMBER 30,
                                               -----------------------------------------------
                                                1993     1994      1995      1996       1997
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................   $1,025   $ 3,510   $ 6,852   $41,487   $ 60,638
  Total assets..............................    9,884    16,612    24,468    71,729    106,871
  Long-term indebtedness....................       18        11     8,474         0          0
  Shareholders' equity......................    2,032     5,031     1,699    50,442     80,504

------------------------------

(1) Net income for fiscal 1993, 1994, 1995 and 1996 includes a pro forma charge of $823, $1,916, $3,682 and $945, respectively, which represents the estimated federal income taxes that would have been reported had Eagle been a C Corporation prior to December 4, 1995.


(2) Earnings per share information previously reported has been restated herein to comply with the provisions of Statement of Financial Accounting Standard No. 128.



(3) The computation for the year ended September 30, 1996 also includes the number of shares that the Company's Chairman of the Board received upon the closing of the initial public offering in connection with the Company's acquisition of interests in subsidiaries. Historical net income per share is not provided for fiscal 1994 and 1993, as such inclusion is considered to be irrelevant.



(4) Percentage increase in revenues for those terminals open as of the beginning of the prior period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

GENERAL

     During the past two fiscal years, the Company's revenues increased at a compound annual rate of 52.1% to $291.8 million in the fiscal year ended September 30, 1997 from $126.2 million in the fiscal year ended September 30, 1995, and its operating income increased at a compound annual rate of 45.1% to $25.7 million in fiscal 1997 from $12.2 million in fiscal 1995. The Company's recent growth has been generated almost exclusively by increasing the number of terminals operated by the Company and growth in revenue produced by existing terminals. Since October 1, 1995, it has added 23 terminals, increasing the total to 60 at September 30, 1997. At that date, 13 of these 60 terminals had been open less than 12 months.

     The Company plans to continue to expand its terminal network by opening terminals in approximately 15 additional cities in fiscal 1998. Such plans, however, are subject to change based on a variety of factors. The expansion of the Company's terminals is expected to occur primarily in the United States, Canada and Mexico. The Company may complement its internal expansion with selective acquisitions.

     The opening of a new terminal generally has an initial negative impact on the Company's profitability due to operating losses of the new terminal. The opening of a new terminal generally does not require significant capital expenditures. Additionally, personnel costs are contained at the time of the opening of a new terminal because commissions are generally not paid until salesmen achieve minimum sales levels and until managers achieve terminal profitability. Although future new terminals may be opened in cities smaller than those in which the Company's more mature terminals are located, the Company believes the results of new terminals should benefit from a ready base of business provided by its existing customers.

     The Company intends to continue to expand its international freight forwarding business. International shipments typically generate higher revenues per shipment than domestic shipments. The Company anticipates that the costs of transportation for international freight will be higher than for domestic freight as a percentage of such revenues, resulting in lower gross margins than domestic shipments; however, the Company does not expect its operating expenses to increase in proportion to such revenues. The Company also intends to continue the growth of its local pick-up and delivery operations. By providing local pick-up and delivery services with respect to shipments for which it is the freight forwarder, the Company has been able to increase its gross margin with respect to such shipments because it captures margins which were previously paid to third parties. However, the Company's local pick-up and delivery services provided to other (non-forwarding) customers generate a lower gross margin than the Company's domestic forwarding operations due to their higher transportation costs as a percentage of revenues.

     Effective October 1, 1992, Eagle elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code and comparable provisions of certain state tax laws. From October 1, 1992 until the termination of its S Corporation status, the Company paid no federal income tax. For financial reporting purposes, for periods prior to the Company's initial public offering, Eagle recorded a provision for state income taxes for all states in which it operated. The Company also has recorded for fiscal 1996 and 1995 the federal income tax liability for each of its subsidiaries, which had paid federal income taxes. Shortly prior to the initial public offering in December 1995, Eagle's status as an S Corporation was terminated, and for periods thereafter, Eagle has been liable for federal income taxes and state income taxes in certain states. Prior to the closing of the initial public offering, Eagle declared distributions payable both in cash and in the form of special distribution notes in an amount equal to all of Eagle's undistributed S Corporation earnings up through such closing. The final payment of these notes was made in fiscal 1997. The Company has no plans to pay any dividends or distributions in the foreseeable future.

     On October 1, 1994, the Company purchased a 50% interest in Eagle Freight Services, Inc. and C&D Freight Services of California, Inc. from a third party and, during fiscal 1995 purchased a 50% interest in Freight Services Management, Inc. from the Company's Chairman of the Board and initiated operation of Eagle USA Transportation Services, Inc. and Eagle USA Import Brokers, Inc. (the "Eagle Subsidiaries"). The remaining interests in the Eagle Subsidiaries were purchased from the Company's Chairman of the Board immediately prior to the closing of the initial public offering in December 1995. Because Eagle controlled the Eagle Subsidiaries, results for fiscal 1995 and 1996 reflect the operations of all of the Eagle Subsidiaries as if they had been 100% owned by the Company as of the beginning of the period presented.


     The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share". Adoption of SFAS 128 has resulted in the retroactive restatement of earnings per share and pro forma net income per share presented herein. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes potential dilution that could occur if securities to issue common stock were exercised. See Note 12 of Notes to Consolidated Financial Statements.



FIRST QUARTER 1997 RESULTS



     The following table presents certain statement of income data for the periods indicated



                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996            1997
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
                                                                     (UNAUDITED)
STATEMENT OF INCOME DATA:
  Revenues..................................................    $ 67,586        $ 97,645
  Cost of transportation....................................      38,071          53,607
                                                                --------        --------
  Gross profit..............................................      29,515          44,038
  Personnel costs...........................................      14,288          23,255
  Other selling, general and administrative costs...........       8,029          11,434
                                                                --------        --------
  Operating expenses........................................      22,317          34,689
                                                                --------        --------
  Operating income..........................................       7,198           9,349
  Nonoperating income.......................................         273             305
                                                                --------        --------
  Income before income taxes................................       7,471           9,654
  Provision for income taxes................................       2,957           3,764
                                                                --------        --------
  Net income................................................    $  4,514        $  5,890
                                                                ========        ========
  Basic earnings per share..................................    $   0.26        $   0.32
  Diluted earnings per share................................    $   0.24        $   0.31
  Basic weighted average common shares outstanding..........      17,527          18,259
  Diluted weighted average common and common equivalent
     shares outstanding.....................................      18,468          19,049



                                                                           DECEMBER 31,
                                                                               1997
                                                                           ------------
BALANCE SHEET DATA:
  Working capital..........................................                  $ 67,144
  Total assets.............................................                   103,926
  Long-term indebtedness...................................                         0
  Shareholders' equity.....................................                    87,299

RESULTS OF OPERATIONS

     The following table presents certain statement of income data as a percentage of revenues for the periods indicated.

                                                            FISCAL YEAR ENDED SEPTEMBER 30,
                                                            -------------------------------
                                                             1995        1996        1997
Revenues..................................................    100.0%      100.0%      100.0%
Cost of transportation....................................     57.3        55.7        56.1
                                                              -----       -----       -----
Gross profit..............................................     42.7        44.3        43.9
  Personnel costs.........................................     22.1        22.5        23.2
  Other selling, general and administrative expenses......     10.9        12.2        11.9
                                                              -----       -----       -----
Operating expenses........................................     33.0        34.7        35.1
                                                              -----       -----       -----
Operating income..........................................      9.7%        9.6%        8.8%
                                                              =====       =====       =====
Net income................................................      6.0%        6.2%        5.8%

FISCAL YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

     Revenues increased 57.3% to $291.8 million in fiscal 1997 from $185.4 million in fiscal 1996 primarily due to increases in the number of shipments and total weight of cargo shipped, which resulted from an increase in the number of terminals open during such period, an increase in penetration in existing markets, and the addition of significant national account customers. The number of shipments increased 58.7% (in part attributable to an increased number of smaller shipments during the UPS strike) and the total weight of cargo shipped increased 43.5% over fiscal 1996. For those terminals open as of the beginning of fiscal 1996, revenues increased approximately 48.7% to $253.4 million in fiscal 1997 from $170.5 million in fiscal 1996. Revenues for fiscal 1997 were comprised of $273.7 million of forwarding revenues, $17.1 million of local pick-up and delivery revenues and $1.0 million of other freight forwarding revenues. Total local pick-up and delivery revenues for the Company's Eagle Freight Services subsidiary for fiscal 1997 were $65.0 million, an amount that includes $47.9 million of intercompany sales to Eagle (which were eliminated upon consolidation) and $17.1 million in services to third-party (non-forwarding) customers.

     Cost of transportation increased as a percentage of revenues to 56.1% in fiscal 1997 from 55.7% in fiscal 1996. The increase was the result of several factors. For the period October 1996 to May 1997, several of the Company's transportation providers implemented a fuel surcharge which was not in effect during fiscal 1996. Increased revenues from international freight (which generally have lower gross margins than domestic shipments), which were $20.9 million in fiscal 1997 as compared to $9.8 million in fiscal 1996, also contributed to the higher cost of transportation as a percentage of revenues. Additionally, the reinstatement on March 7, 1997 of the Federal Air Cargo Transportation Excise Tax (the "Federal Excise Tax"), which had previously expired January 1, 1997, negatively impacted cost of transportation as a percentage of revenues for the year. In fiscal 1996, the Federal Excise Tax expired January 1, 1996 and was not reinstated until August 27, 1996. These factors were additionally offset by the continued expansion of the Company's local pick-up and delivery operations, which enabled the Company to capture margins previously paid to third parties. Cost of transportation increased in absolute terms by 58.4% to $163.6 million in fiscal 1997 from $103.3 million in fiscal 1996 as a result of increases in air freight shipped. Gross margins decreased to 43.9% in fiscal 1997 from 44.3% in fiscal 1996. Gross profit increased 56.0% to $128.2 million in fiscal 1997 from $82.1 million in fiscal 1996.

     Operating expenses increased as a percentage of revenues to 35.1% in fiscal 1997 from 34.7% in fiscal 1996. Operating expenses increased in absolute terms by 59.4% to $102.5 million in fiscal 1997 from $64.3 million in fiscal 1996. Personnel costs increased as a percentage of revenues to 23.2% in fiscal 1997 from 22.5% in fiscal 1996, and increased in absolute terms by 62.9% to $67.8 million due to increased staffing needs associated with the opening of 13 new terminals and to a lesser extent with respect to the UPS strike, expanded operations at existing terminals and increased revenues, which resulted in an increase in commissions and expanded corporate infrastructure. Such personnel costs include all compensation expenses, including those relating to sales commissions and salaries to headquarters employees and executive officers. Other selling, general and administrative expenses decreased as a percentage of revenues to 11.9% in fiscal 1997 from 12.2% in fiscal 1996, and increased in absolute terms by 52.8% to $34.6 million in fiscal 1997 from $22.7 million in fiscal 1996. In fiscal 1997, selling expenses decreased by 0.2% and other general and administrative expenses decreased by 0.1% compared to fiscal 1996. The absolute increases in selling, general and administrative expenses were due to overall increases in the level of the Company's activities in fiscal year 1997.

     Operating income increased 44.0% to $25.7 million in fiscal 1997 from $17.8 million in fiscal 1996 for the reasons indicated above. Non-operating income increased to approximately $1.7 million in fiscal 1997 from approximately $934,000 in fiscal 1996 due to increased amounts of short-term investments as a result of the cash proceeds from the Company's initial and secondary public offerings and a one-time payment of $375,000, in reimbursement of internal costs related to the February 1997 secondary public offering (see "-- Liquidity and Capital Resources").


     Income before income taxes increased 45.8% to $27.4 million in fiscal 1997 from $18.8 million in fiscal 1996. Provision for income taxes for fiscal 1997 was $10.6 million compared to provision for income taxes of $6.4 million for fiscal 1996. A portion of the increase in provision for income taxes was from the termination of Eagle's S Corporation status shortly prior to the initial public offering on December 6, 1995. Net income increased 35.2% to $16.8 million in fiscal 1997 from net income of $12.4 million in fiscal 1996 and increased 46.3% from pro forma net income of $11.5 million in fiscal 1996. Diluted net income per share increased 36.4% to $0.90 in fiscal 1997 from $0.66 pro forma diluted net income per share in fiscal 1996.


     The Company's fiscal 1997 results were affected by the United Parcel Service ("UPS") strike occurring during a two-week period in the fourth quarter of fiscal 1997 as the Company shipped freight that would have ordinarily been shipped by UPS. The Company estimates that the UPS strike resulted in approximately $6 million in incremental revenue which generated approximately 5% after tax profit on such revenue. The strike had a slightly positive impact on gross profit margin as the increased traffic from the strike carried higher yields on a per-pound basis. The strike, however, resulted in higher operating expenses (primarily personnel costs) which offset these higher yields. The Company does not expect to retain any of the business it gained through the UPS strike, as the two companies generally occupy separate niches within the freight transportation marketplace.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

     Revenues increased 46.9% to $185.4 million in fiscal 1996 from $126.2 million in fiscal 1995 primarily due to increases in the number of shipments and total weight of cargo shipped, which resulted from an increase in the number of terminals open during such period, an increase in penetration in existing markets, and the addition of significant national account customers. For those terminals open as of the beginning of fiscal 1995, revenues increased approximately 29.3% to $151.6 million in fiscal 1996 from $117.2 million in fiscal 1995. Revenues for fiscal 1996 were comprised of $173.4 million of forwarding revenues, $11.5 million of local pick-up and delivery revenues and $500,000 of other freight forwarding revenues. Total local pick-up and delivery revenues for the Company's Eagle Freight Services subsidiary for fiscal 1996 were $31.7 million, an amount that includes $20.2 million of inter-company sales to Eagle (which were eliminated upon consolidation) and $11.5 million in services to third party (non-forwarding) customers.

     Cost of transportation decreased as a percentage of revenues to 55.7% in fiscal 1996 from 57.3% in fiscal 1995. The decrease was primarily attributable to the continued expansion of the local pick-up and delivery operations, enabling the Company to capture margins previously paid to third parties, and to a lesser extent was attributable to the January 1, 1996 expiration of the Federal Excise Tax, which was reinstated on August 27, 1996. Cost of transportation increased in absolute terms by 42.8% to $103.3 million in fiscal 1996 from $72.4 million in fiscal 1995 as a result of increases in air freight shipped. Gross margin increased to 44.3% in fiscal 1996 from 42.7% in fiscal 1995. Gross profit increased 52.5% to $82.1 million in fiscal 1996 from $53.9 million in fiscal 1995.

     Operating expenses increased as a percentage of revenues to 34.7% in fiscal 1996 from 33.0% in fiscal 1995. Operating expenses increased in absolute terms by 54.4% to $64.3 million in fiscal 1996 from $41.6 million in fiscal 1995. Personnel costs increased slightly as a percentage of revenues to 22.5% in fiscal 1996 from 22.1% in fiscal 1995, and increased in absolute terms by 49% to $41.6 million due to increased staffing needs associated with the opening of ten new terminals, expanded operations at existing terminals and increased revenues, which resulted in an increase in commissions. Such costs include all compensation expenses, including those relating to sales commissions and salaries and to headquarters employees and executive officers. Other selling, general and administrative expenses increased as a percentage of revenues to 12.2% in fiscal 1996 from 10.9% in fiscal 1995, and increased in absolute terms by 65.4% to $22.7 million in fiscal 1996 from $13.7 million in fiscal 1995. In fiscal 1996, selling expenses increased by 0.1% and other general and administrative expenses increased 1.2% compared to fiscal 1995. The absolute increases in selling, general and administrative expenses were due to overall increases in the level of the Company's activities in fiscal year 1996.

     Operating income increased 46.2% to $17.8 million in fiscal 1996 from $12.2 million in fiscal 1995 for the reasons indicated above. Non-operating income increased to approximately $934,000 in fiscal 1996 from approximately $319,000 in fiscal 1995 due to increased amounts of short-term investments as a result of the cash proceeds from the Company's initial public offering.


     Income before income taxes increased 50.0% to $18.8 million in fiscal 1996 from $12.5 million in fiscal 1995. Provision for income taxes for fiscal 1996 was $6.4 million compared to provision for income taxes of $1.3 million for fiscal 1995. Provision for income tax for fiscal 1996 included federal taxes for the portion of the year following the initial public offering when Eagle became a C corporation. For fiscal 1996 and 1995, provision for income taxes included state income taxes and federal income taxes paid by the Eagle Subsidiaries. Pro forma net income increased 52.9% to $11.5 million in fiscal 1996 from $7.5 million in fiscal 1995. Pro forma diluted net income per share increased 29.4% to $0.66 per share in fiscal 1996 from $0.51 per share in fiscal 1995, even with the significant increase in shares outstanding as a result of the initial public offering.

                               1995 FISCAL QUARTER ENDED               1996 FISCAL QUARTER ENDED
                         -------------------------------------   -------------------------------------
                         DEC 31    MAR 31    JUN 30    SEP 30    DEC 31    MAR 31    JUN 30    SEP 30
                                                        (IN THOUSANDS)
Revenues...............  $30,605   $28,456   $32,547   $34,606   $40,698   $39,051   $48,240   $57,456
Gross profit...........  12,927    12,048    14,155    14,718    17,569    17,794    21,224    25,546
Operating Income.......   4,010     2,384     3,050     2,761     4,259     3,330     4,515     5,745

                               1997 FISCAL QUARTER ENDED
                         -------------------------------------
                         DEC 31    MAR 31    JUN 30    SEP 30
                                    (IN THOUSANDS)
Revenues...............  $67,586   $61,489   $71,301   $91,392
Gross profit...........  29,515    26,683    31,320     40,634
Operating Income.......   7,198     4,025     6,352      8,124

     Historically, the Company's operating results have been subject to a limited degree to seasonal trends when measured on a quarterly basis. The second quarter has traditionally been the weakest and the fourth quarter has traditionally been the strongest. This pattern is the result of, or is influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions and a myriad of other similar and subtle forces. In addition, this historical quarterly trend has been influenced by the growth and diversification of the Company's terminal network. The Company cannot accurately forecast many of these factors, nor can the Company estimate accurately the relative influence of any particular factor and, as a result, there can be no assurance that historical patterns, if any, will continue in future periods.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and short-term investments decreased $2.3 million to $27.8 million at September 30, 1997 from $30.1 million at September 30, 1996. At September 30, 1997, the Company had working capital of $60.6 million and a current ratio of 3.30 compared to working capital of $41.5 million and a current ratio of 2.95 at September 30, 1996. The Company's working capital has increased primarily as a result of the proceeds from the Company's secondary public offering, profitable growth associated with the expansion of the Company's operations and the resultant increase in accounts receivable and payable. Capital expenditures for the fiscal year ended September 30, 1997 were approximately $6.5 million. The Company believes that cash flow from operations, its $10 million credit facility and the remaining proceeds from its public offerings will be adequate to support its normal working capital and capital expenditures requirements for at least the next 12 months.

     Other than its initial and 1997 public offerings, the Company's cash generated from operations has been its primary source of liquidity, although it has from time to time made limited use of bank borrowing and lease purchase arrangements. The Company has a $10 million revolving credit facility with NationsBank of Texas, N.A. As of September 30, 1997, no amounts were outstanding under this credit facility. The borrowing base under the credit facility is equal to 80% of eligible accounts receivable and was approximately $40.4 million as of November 30, 1997. Borrowings under the credit facility bear interest, at the Company's option, at the bank's prime rate or LIBOR plus an interest margin based on leverage ratios. The credit facility expires in January 1998. The Company is considering implementing other financing alternatives following expiration of the credit facility. Borrowings under the credit facility are collateralized by substantially all of the Company's inventory and accounts receivable. The credit facility's covenants restrict the incurrence of other debt in an amount exceeding $1 million, include restrictions on liens, investments and acquisitions, require the maintenance of minimum net worth, a fixed charge coverage ratio of 2 to 1 and a leverage ratio not greater than 2.25 to 1 and restrict the payment of dividends to 25% of the Company's cumulative net worth generated after the date of the initial public offering. The Company expects to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.


     On January 10, 1997, the Company entered into a five-year operating lease agreement with two unrelated parties for financing the construction of its Houston terminal, warehouse and headquarters facility (the Houston facility). Estimated costs of the Houston facility are $8.0 million. Under the terms of the lease agreement, average monthly lease payments are estimated to be approximately $59,000 (including monthly interest costs based upon LIBOR rate plus 200 basis points) beginning upon the completion of the construction of the facility and continuing for a term of 52 months with a balloon payment equal to the outstanding lease balance (initially equal to the cost of the facility) due at the end of the lease term. The Company has an option, exercisable at any time during the lease term, and under certain circumstances may be obligated, to acquire the facility for an amount equal to the outstanding lease balance. In the event the Company does not exercise the purchase option, and is not otherwise required to acquire the facility, it is subject to a deficiency payment computed as the amount equal to the outstanding lease balance minus the then current fair market value of the Houston facility. The Company expects that the amount of any such deficiency payment would be expensed. As of September 30, 1997, the lease balance was approximately $4 million. Construction of the facility is estimated to be completed in February 1998.

     The Company made distributions of cash and/or notes to its pre-IPO shareholders in an estimated amount of $2.7 million and $14.6 million during the fiscal years ended September 30, 1996 and 1995. Prior to the closing of the initial public offering, the Company paid a series of distributions of cash and notes in an amount estimated to equal all of its previously undistributed S Corporation earnings. A final payment on the notes of approximately $635,000 was made during the fiscal year ended September 30, 1997 resulting in a total in such cash and note payments of approximately $17.9 million.

     As of September 30, 1997, the Company had outstanding non-qualified stock options to purchase an aggregate of 2,109,600 shares of Common Stock at exercise prices equal to the fair market value of the underlying Common Stock on the dates of grant (prices ranging from $1.25 to $35.125). At the time a non-qualified stock option is exercised, the Company will generally be entitled to a deduction for federal and state income tax purposes equal to the difference between the fair market value of the common stock on the date of exercise and the option price. As a result of exercises for the years ended September 30, 1997 and 1996 of non-qualified stock options to purchase an aggregate of 452,489 and 296,566 shares of Common Stock, the Company is entitled to a federal income tax deduction of approximately $10.2 million and $8.2 million. Assuming an effective tax rate of 40%, the Company expects to realize a tax benefit of approximately $4.1 million and $3.4 million in fiscal 1997 and 1996, respectively; accordingly, the Company recorded such an increase in other current assets and additional paid-in capital pursuant to the provisions of FAS No. 109, "Accounting for Income Taxes". Any exercises of non-qualified stock options in the future at exercise prices below the then fair market value of the common stock may also result in tax benefits for the difference between such amounts, although there can be no assurance as to whether or not such exercises will occur, the amount of any deductions or the Company's ability to fully utilize such tax deductions.

     In February 1997, the Company completed an underwritten secondary public offering of 1,779,922 shares of its Common Stock at a price to the public of $28.25 per share. The Company sold 232,164 of these shares, and the net proceeds received by the Company after deducting underwriting discounts and commissions were $6.2 million and will be used for general corporate purposes. The Company did not receive any of the proceeds from the sale of the 1,547,758 of these shares sold by Daniel S. Swannie, a former executive officer and director of the Company. Pursuant to an agreement between the Company and Mr. Swannie entered into in connection with the offering, Mr. Swannie reimbursed the Company for all of its out-of-pocket expenses incurred in connection with the offering and made a payment to the Company of $375,000 for the Company's estimated internal costs relating to the offering. The agreement also restricts Mr. Swannie's ability to compete against the Company for a three-year term and places certain other limitations on his ability to act against the interests of the Company.

     On September 19, 1997, the Company acquired the operating assets and assumed certain liabilities of Michael Burton Enterprises, Inc., a transportation and value-added logistics service provider in Columbus, Ohio. The Company paid approximately $5.6 million in cash and issued 33,362 shares of Common Stock in this transaction. The acquisition agreement also provides for three contingent payments of up to $1.8 million each if certain annual sales goals are achieved. The acquisition was accounted for as a purchase; accordingly, the purchase price was allocated over the basis of the estimated fair market value of the net assets acquired. This allocation resulted in goodwill of approximately $4.8 million and is being amortized over the estimated useful life of the business acquired. The results of operations for the acquired operations were included in the consolidated statement of income from the acquisition date forward.

                                    BUSINESS

GENERAL

     The Company is a leading provider of air freight forwarding and other transportation and logistics services. Since opening its first terminal in Houston, Texas in 1984, the Company has expanded its network of terminals to include locations in 60 cities throughout North America. From fiscal 1993 to fiscal 1997, the Company has experienced rapid growth in revenues from $47.4 million to $291.8 million, and in operating income from $2.4 million to $25.7 million. The Company believes that it has grown to be one of the largest air freight forwarders in the United States as measured by domestic forwarding revenues largely due to its ability to work closely with its customers to provide customized freight shipping services on a price-competitive basis.

     Historically, the Company has grown through the internal expansion of its air freight forwarding customer base and terminal network. Over the last several years, the Company has developed a nationwide terminal system by expanding its terminal locations from 14 in September 1993 to 60 in September 1997, significantly expanded its services to include local pick-up and delivery, truck brokerage and various "value added" logistics services and developed an advanced logistics information system. The Company has also expanded its international air freight forwarding operations, and management expects to focus increased time and resources on these operations. As a result, it has expanded the scope of its potential customers and has enhanced its ability to compete for high-revenue national accounts with multiple shipping locations. The Company's increasing shipment volumes have enabled it to command from air carriers priority access to freight capacity at peak times and at discount rates. The Company believes that it has also benefited from increased emphasis on "just-in-time" manufacturing and production practices, outsourcing of transportation logistics functions and continuing concentration of transportation suppliers by major shipping customers. The increasingly complex demands of freight transportation and the need for cost-effective distribution networks have placed a premium on the services of those forwarders, such as the Company, that can offer reliable service over a broad network at competitive prices.

     The Company currently has customers that are engaged in a variety of industries. The average shipment weight during fiscal 1997 was 521 pounds, ranging in size from small packages of documents to 60,000 pound deliveries of trade show exhibit materials. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipments to their destination and arranging and monitoring all aspects of the shipments. Typically, the transportation is provided by a commercial air carrier. The Company neither owns nor operates aircraft and, consequently, places no restrictions on delivery schedules or shipment size or weight. The Company has recently begun regularly scheduled dedicated charters of four cargo airplanes under short-term leases to service specific high-volume transportation lanes. On occasion, the Company charters cargo aircraft for use in other transportation lanes as needed. The Company draws on its logistics expertise to provide forwarding services that are tailored to meet the goals of the customer. The Company arranges for, and in many cases provides, pick-up and delivery service between the carrier and the location of the shipper or recipient. If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. The Company also provides other ancillary services, such as computer-based shipping systems, electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, warehousing, cargo assembly and protective packing and crating.

     An important factor in the Company's growth and ongoing operations is its information systems. These include its integrated information systems -- Worldport -- which include logistics information, management information and accounting systems. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. The Company's information systems provide accurate, up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), and allow the Company's management to monitor its operations and financial results. The Company is in the process of upgrading the information systems used by its local pick-up and delivery operations, including barcode and signature scanners that allow for enhanced tracking of shipments and access by shippers of receipt signatures for proof of delivery information. In addition, the Company offers to certain of its customers Eagle-Ship, a dedicated personal computer, printer and barcode scanner, that allows the customer's shipping dock personnel to automate their shipping process with multiple shippers. The Company's web site now allows customers to obtain shipment tracking information via the Internet.

INDUSTRY OVERVIEW

     As business requirements for efficient and cost-effective distribution services have increased, so has the importance and complexity of effectively managing freight transportation. Businesses increasingly strive to minimize inventory levels, perform manufacturing and assembly operations in different locations and distribute their products to numerous destinations. As a result, companies frequently desire expedited or time-definite shipment services. Time-definite shipments are required to be delivered at a specific, typically less expedited time, which may result in lower rates than expedited shipments.

     Companies requiring some form of expedited or time-definite handling generally have two principal alternatives to transport freight: they may use an air freight forwarder or ship via a fully integrated carrier. An air freight forwarder procures shipments from customers, makes arrangements for transportation of the cargo on a carrier and may arrange both for pick-up from the shipper to the carrier and for delivery of the shipment from the carrier to the recipient. Air freight forwarders often tailor the routing of each shipment to meet the price and service requirements of the customer. Fully integrated carriers provide pick-up and delivery service, primarily through their own captive fleets of trucks and aircraft. Since air freight forwarders select from various transportation options in routing customer shipments, they are often able to serve their customers less expensively and with greater flexibility than integrated carriers. In addition to the high fixed expenses associated with owning, operating and maintaining fleets of aircraft, trucks and related equipment, integrated carriers often have significant restrictions on delivery schedules and shipment weight, size and type. Air freight forwarders, however, generally handle shipments of any size and can offer customized shipping options, thus offering an effective alternative for shippers of freight.

     Most air freight forwarders, like the Company, focus on the shipment of heavy cargo and do not directly compete for the majority of their business with integrated shippers of primarily small parcels such as Federal Express Corporation, United Parcel Service of America, Inc., Airborne Freight Corporation, DHL Worldwide Express, Inc. and the United States Postal Service, certain of which on occasion serve as a source of cargo space to forwarders. However, certain integrated carriers, such as Emery Air Freight Corporation and BAX Global, Inc., focus on shipments of heavy cargo in competition with forwarders. Additionally, most air freight forwarders do not generally compete with the major commercial airlines, which to a certain extent depend on forwarders to procure shipments and supply freight to fill cargo space on their scheduled flights.

     According to a survey by the Colography Group, Inc., domestic air freight transportation revenues totaled $23.6 billion in 1996, which represented a 8.3% increase over 1995 levels. Of these revenues, $18.7 billion was attributable to integrated shippers, most of which were small parcel shipments, while $4.9 billion was attributable to nonintegrated carriers, including air freight forwarders.

     The domestic air freight forwarding industry is highly fragmented. Many industry participants are capable of meeting only a portion of their customers' required transportation service needs. Some national domestic air freight forwarders rely on networks of terminals operated by franchisees or agents. The Company believes that the development and operation of Company-owned terminals and staff under the supervision of the Company's management have enabled it to provide a higher degree of financial and operational control and service assurance than that offered by franchise-based networks.

     Many customers are increasingly demanding more than the simple movement of freight from their transportation suppliers. To meet these needs, suppliers, such as the Company, seek to customize their services, by, among other things, providing information on the status of materials, components and finished goods through the logistics pipeline and providing performance reports on and proof of delivery for each shipment. The growing emphasis of some manufacturers on "just-in-time" manufacturing and production practices has also added to the demand for rapid deliveries that are available through air freight. As a result of these developments, many companies are concluding that they perform freight transportation management and logistics functions less effectively than third-party providers, such as the Company, and are relying increasingly on partial or complete outsourcing of these functions. At the same time, major shippers are seeking to utilize fewer firms to service their transportation management and logistics needs. The Company believes that the continuing trend toward outsourcing and the continuing concentration of transportation suppliers by major shippers offer significant opportunities for those forwarders, such as the Company, with an extensive, well-managed network and an advanced logistics information system.

BUSINESS STRATEGY

     The Company's business strategy includes the following principal elements:

  CONTINUED RAPID EXPANSION OF CORE DOMESTIC FREIGHT FORWARDING BUSINESS

     The Company plans to expand its domestic freight forwarding business by continuing to (i) provide high-quality customized freight forwarding and related transportation and logistics services, (ii) expand its network of terminals and
(iii) capitalize on economies of scale. The Company's services are customized to address each client's individual shipping requirements, generally without restrictions on shipment weight, size or type. Once the requirements for an individual shipment have been established, the Company proactively manages the execution of the shipment to ensure the fulfillment of the customer's service requirements, even if it means taking a loss on an individual shipment in order to provide complete customer satisfaction. In conjunction with providing customized service, the Company plans to continue to expand its terminal network, which has increased from 14 terminals on September 30, 1993 to 60 as of September 30, 1997. The Company currently plans to open terminals in approximately 15 additional locations during the remainder of fiscal 1998 and up to another 15 additional locations by the end of fiscal 1999. Such plans, however, are subject to change based on a variety of factors. The expansion of the Company's terminals is expected to occur primarily in the United States, Canada and Mexico. The Company may complement its internal expansion with selective acquisitions and has recently completed an acquisition in Columbus, Ohio. The Company believes that such expansion will make it more attractive to national shippers and to local shippers in the new markets, while giving the Company additional control and enabling it to capture more profit on shipments to the new cities, where the third-party agents previously used are replaced by Company personnel at the new terminals. As the Company expands its terminal network and grows its customer and shipment base, it will continue to seek increasing advantages from economies of scale, such as cargo space buying power with airlines and enhancing sophisticated information systems.

  DEVELOPMENT OF INTERNATIONAL FREIGHT FORWARDING

     The Company intends to continue to expand its international freight forwarding services and expects that these operations will be the focus of an increasing portion of management time and Company resources. The Company plans to expand its overseas presence through a variety of means that may include exclusive or nonexclusive agency agreements, direct equity positions within selected overseas agencies, and strategic acquisitions. The Company is in the process of establishing a network of agents in international locations, primarily in Europe and the Far East, and may also consider acquisitions as part of its international expansion strategy. The Company has recently signed a letter of intent for an acquisition that would expand the Company's capabilities in South America. See "-- International Air Freight Forwarding Services". Although the Company expects lower gross margins on international business than domestic business, it expects that, by focusing on high-revenue shipments for existing customers in conjunction with leveraging the business through its existing domestic, terminal network and overhead structure, operating margins for its international business will be consistent with those for its domestic business. The Company is also designing an exclusive international information management system which is expected to utilize Internet-based technology to facilitate its global operations and communications network. The Company expects to emphasize the marketing of international services through a separate sales force in strategically designated domestic locations including Atlanta, Chicago, Dallas, Houston, Los Angeles, Miami, Monterrey, New York, San Francisco and Toronto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

  EXPANSION OF LOCAL PICK-UP AND DELIVERY AND TRUCK BROKERAGE

     The Company provides local pick-up and delivery service and truck brokerage service in connection with its activities as a freight forwarder. By integrating these services with its freight forwarding business, the Company is able to avoid having to contract with third parties, thereby enhancing the Company's ability to monitor, maintain quality control of and retain a greater portion of the profit generated by shipments. The Company intends to continue the expansion of its local pick-up and delivery service to substantially all of its terminal locations and to increase the business beyond that generated by air freight customers. The Company has local pick-up and delivery services at 43 of its 60 terminal locations, as well as at one location without air freight forwarding operations. The Company plans to initiate local pick-up and delivery services in approximately 20 additional locations in fiscal 1998. The Company plans to initiate local pick-up and delivery operations in substantially all of its domestic locations by the end of fiscal 1999, although such plans are subject to change based on a variety of factors. By providing the local pick-up and delivery services with respect to shipments for which it is the freight forwarder, the Company has been able to increase its gross margin with respect to such shipments because its own costs to provide such services are less than the third-party charges the Company previously paid. In addition, the Company has initiated a centralized truck brokerage service to more efficiently utilize truck transportation where it can be used as an effective alternative to air shipment for less urgent forwarding business. By providing for its own truck brokerage, the Company is able to achieve greater efficiencies and utilize significant purchasing power over providers.

  ATTRACTIVE INCENTIVE-BASED COMPENSATION

     As a service organization, the Company recognizes the importance of hiring and retaining the highest quality employees available. Consequently, it pays its entire sales force and most of its operations personnel what it believes is significantly more than the industry average and offers a broad-based compensation plan to these employees. Sales personnel are paid a gross commission on shipments sold while operations personnel and management are paid bonuses based on the profitability of their terminal, as well as the profitability of the Company. To ensure quality control and the profitability of accounts, the terminal manager retains the final approval on all accounts. The Company places no upside limitations on compensation of its sales personnel. The Company believes this compensation plan and philosophy give it a competitive advantage and have helped it to attract, retain and incentivize top quality personnel while providing for proper checks and balances between its growth and profitability goals. The Company's management from the terminal manager level and above has an average of over 14 years of transportation experience.

  ENHANCEMENT OF ADVANCED INFORMATION SYSTEMS

     The Company believes the ability to provide accurate up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), will become increasingly important. Consequently, the Company has invested, and plans to continue to invest substantial management and financial resources in the development and upgrading of its information systems. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic freight forwarders and provide the Company with a competitive advantage. The Company's integrated information system -- Worldport, provides a comprehensive source of information for managing the logistics of its sourcing and distribution activities. Specifically, the Worldport system permits the Company to track the flow of a particular shipment from purchase order through the transportation process to the point of delivery. Through the system, the

Company can also access accurate financial information for the entire Company, a particular terminal, a particular customer or a given shipment. The expansion of the Company's local pick-up and delivery service is expected to further improve the Company's logistics system by ultimately enabling data with respect to a shipment to be remotely input from point of pick-up through point of delivery. The Company is field testing the use of remote hand-held barcode and signature scanners for use by its pick-up and delivery personnel that allow for enhanced tracking of shipments and viewing by shippers of receipt signatures. In addition, the Company's systems include Eagle-Ship, which allows the Company's major customers to automate their shipping process and consolidate shipping systems of multiple vendors into a single platform using equipment provided by the Company, thereby simplifying the customer's information and vendor management functions.

DOMESTIC AIR FREIGHT FORWARDING SERVICES

     The Company's freight forwarding operations involve obtaining shipment orders from customers, determining the best means to transport the shipment to its destination and arranging and monitoring all aspects of the shipment. Typically, the transportation is provided by a commercial air carrier. In addition, the Company prepares all required shipping documents and delivers shipments to the transporting carrier. For much of its customer traffic, the Company makes arrangements for three separate transportation segments -- pick-up from the shipper to the Company's terminal in the origin city, shipment via air or overland carrier and delivery from the Company's terminal in the destination city to the recipient. Local transportation services are performed either by independent cartage companies or, increasingly, by the Company's Eagle Freight Services subsidiary as described below under "-- Local Delivery Services." If delivery schedules permit, the Company will typically use lower-cost, overland truck transportation services, including those obtained through its truck brokerage operations. As part of its routine services, the Company also provides handling, packing and containerizing services, arranges for the tracking of shipments, provides physical breakbulk and arranges for insurance.

     The Company neither owns nor operates any aircraft and, consequently, places no restrictions on delivery schedules or shipment size. It arranges for transportation of its customers' shipments via commercial airlines and, to a lesser extent, air cargo carriers. All of the Company's air shipments can be accommodated by either narrow-body or wide-body aircraft. The Company selects the carrier for a shipment on the basis of route, departure time, available cargo capacity and cost. The Company has begun regularly-scheduled dedicated charters of four cargo airplanes under short term leases to service specific transportation lanes. On occasion, the Company charters cargo aircraft for use in other transportation lanes, as needed.

     Due to the high volume of freight controlled by the Company, it is able to obtain discounted rates from airlines and is often able to reserve space at times when available space is limited. As a result, the Company can provide shipment options not directly available to its customers. Occasionally, the Company is able to consolidate shipments to further reduce its costs of transportation. The Company's rate schedule generally offers increasing discounts for shipment options with later scheduled delivery times. The Company's per pound rates are also based on shipment weight and generally decrease as the weight of the shipment increases.

     The Company offers its customers five major delivery schedule options: (i) next flight -- immediate pick-up and placement of the shipment on the next available flight; (ii) next day AM priority -- shipments that take precedence for delivery by the morning of the following day; (iii) next day PM -- shipments delivered by the afternoon of the following day; (iv) second day -- shipments delivered by the afternoon of the second following day; and (v) economy -- shipments typically delivered by the afternoon of the third -- fifth day after shipment. The Company draws on its logistics expertise to provide forwarding services that are customized to meet the needs of the customer and, in addition to regularly scheduled service, offers customized schedules to do so. In addition, the Company's services are customized to address each client's individual shipping requirements, generally without restrictions on shipment weight, size or type. Once the requirements for an individual shipment have been established, the Company proactively manages the execution of the shipment to ensure the fulfillment of the customer's service requirements.

     During the fiscal year ended September 30, 1997, the Company's principal forwarding customers included shippers of computers and other electronic and high-technology equipment, printed and publishing materials, automotive parts, trade show exhibit materials, telecommunications equipment, machinery and machine parts and apparel. Shipments that are relatively less time-sensitive or for which expedited delivery is not economical are often shipped second day or economy. These options enhance the Company's opportunity to achieve savings by the use of truck transportation, the consolidation of shipments and the increased air cargo options afforded by the additional time for shipment. During the fiscal year ended September 30, 1997, average shipment weight was approximately 521 pounds, ranging in size from small packages of documents to 60,000 pound deliveries of trade show exhibit material. Although the Company imposes no size or weight restrictions on shipments, it focuses on shipments of over 50 pounds. As a result, it does not directly compete for most of its business with overnight courier or small parcel companies, such as Federal Express Corporation and United Parcel Service of America, Inc. Such companies typically use their own captive airplane fleets, which on occasion serve as a source of cargo space for the Company's forwarding operations.

     When acting as a forwarder, the Company is legally responsible to its customer for the safe delivery of the customer's cargo to its ultimate destination, subject to a contractual limitation on liability to the lesser of $0.50 per pound or $50 for domestic flights and the greater of $50 or $20 per kilogram ($9.07 per pound) for international flights. However, because an air freight forwarder's relationship to an airline is that of a shipper to a carrier, the airline generally has the same responsibility to the Company as the Company has to its customers. Additionally, shippers may purchase insurance on shipments. The Company may have sole carrier liability for a shipment prior to or after delivery to the carrier, and in certain other cases. The Company's claims expenses have generally been limited, totaling $652,000, $468,000, and $324,000 for the fiscal years ended 1997, 1996 and 1995, respectively.

INTERNATIONAL AIR FREIGHT FORWARDING SERVICES

     The Company continues to expand its international forwarding operations by entering into agreements with independent cargo agents at strategic worldwide locations. These agents provide breakbulk, pick-up and delivery, and customs brokerage services for cargo generated by the Company's North American based locations, as well as arranging for overseas sales of cargo bound for North America. The Company plans to expand its overseas presence through a variety of means that may include exclusive or nonexclusive agency agreements, direct equity positions within selected overseas agencies, and strategic acquisitions. The Company is also emphasizing the marketing of its international services throughout its North American network, particularly at some of its largest locations including: Atlanta, Chicago, Dallas, Houston, Los Angeles, Miami, Monterrey (Mexico), New York, San Francisco, and Toronto (Canada).

     To support its international operations, in the third quarter of fiscal year 1997 the Company received certification from the Federal Maritime Commission as an NVOCC (Non-Vessel Owning Common Carrier) to facilitate the handling of ocean shipments. Additionally, the Company intends to pursue a customs brokerage license from the U.S. Department of the Treasury. The Company's proposed acquisition described below could expand the Company's customs brokerage and ocean forwarding operations. The Company generated $20.9 million in international revenues in the fiscal year ended September 30, 1997, or an increase of $11.1 million over the previous fiscal year ended September 30, 1996. The Company intends to utilize its relationships with the major U.S. based air carriers to secure competitive rate and space agreements for its international cargo. In addition, the Company continues to emphasize the use of both Eagle Transportation Services and Eagle Freight Services to facilitate the pick-up, delivery and line-haul for the domestic portion of international freight shipments. The Company is also developing an exclusive international information management system which is expected to utilize Internet-based technology to facilitate its operations and communications network.


     On January 5, 1998, the Company announced the signing of a letter of intent to acquire Eagle Companies, a privately-held international freight forwarder based in Miami, Florida. Eagle Companies is a full-service forwarder whose services include customs clearing services, ocean forwarding and airfreight import and export. Eagle Companies' operations focus on Argentina, Brazil and Chile and other South American countries. Sales for Eagle Companies totaled approximately $19 million in the twelve-month period ended December 31, 1997. Despite the similarity in names, the Company and Eagle Companies have had no prior affiliation.

     Under the terms of the letter of intent, the Company will acquire substantially all of the operating assets of Eagle Companies for an undisclosed sum, consisting of cash, Common Stock and a three-year contingent earnout payable in Common Stock if certain performance benchmarks are met.



     On January 16, 1998, the Company reported that it has signed a letter of intent to acquire S. Boardman, a privately-held full service freight forwarder based in London, England. S. Boardman serves the international freight forwarding market from three facilities in London, Manchester and Birmingham, England. For the twelve-month period ended March 31, 1997, total revenues for S. Boardman were approximately $25 million and revenues excluding customs, duties and value added taxes were approximately $13 million.



     The completion of the acquisition of S. Boardman would provide the Company with its first company-owned overseas facilities. The majority owner of S. Boardman, Philip Bartlett, together with shareholders David Cantrell, Martin Jackson and Paul Judge, are expected to continue to head up the acquired company, which will operate as a subsidiary of the Company.



     Under the terms of the letter of intent, the Company will acquire all of the outstanding stock of S. Boardman. The Company will pay an undisclosed cash sum and a three-year contingent cash earnout if certain performance benchmarks are met.



     Completion of both the Eagle Companies and the S. Boardman acquisitions will be subject to further due diligence, approval of the Company's board of directors, the negotiation and execution of a definitive purchase agreement, regulatory approvals, and other customary closing conditions. There can be no assurance that either of the proposed acquisition will be consummated on the terms described above, or at all.


LOCAL DELIVERY SERVICES

     Through its subsidiary Eagle Freight Services, Inc., the Company provides same-day local pick-up and delivery services, both for shipments for which it is acting as an air freight forwarder as well as for third-party customers requiring pick-up and delivery within the same metropolitan area. The Company believes that Eagle Freight Services provides an important complement to its air freight forwarding services by allowing for quality control over the critical pick-up and delivery segments of the transportation process as well as allowing for prompt, updated information on the status of a customer's shipment at each step in such process. Eagle Freight Services focuses on obtaining and servicing those accounts with a relatively high volume of business, which the Company believes provides a greater potential for profitability than a broader base of small, infrequent customers. The Company is in the process of upgrading the information systems used by Eagle Freight Services. Such improvements included bar code and signature scanners that are currently being field tested and would allow for enhanced tracking of shipments and access by shippers of receipt signatures for proof of delivery information. The Company used a portion of the proceeds from its initial public offering to fund this upgrade during fiscal years 1997 and 1996.

     Eagle Freight Services commenced service in Houston in 1989 and in recent years has rapidly expanded its operations. On October 1, 1994, the Company acquired a 50% ownership interest in Eagle Freight Services and acquired the remaining 50% at the closing of the initial public offering on December 6, 1995. As of September 30, 1997, local delivery services were offered in 43 of the 60 cities in which the Company's terminals were located, with 15 of such locations being established during fiscal 1997. Such cities are generally the sites of the Company's busiest forwarding operations. The Company currently intends to initiate local pick-up and delivery services in approximately 20 additional locations in fiscal 1998, although such plans may change based on several factors. Eagle Freight Services is currently offered at one location without airfreight forwarding operations. On-demand pick-up and delivery services are available 24 hours a day, seven days a week. In most locations, delivery drivers are independent contractors who operate their own vehicles. The Company's Houston and Columbus operations include a number of Company-owned or leased trailers, trucks and other ground equipment primarily to service certain specific customer accounts.

     During the fiscal years ended September 30, 1997 and 1996, Eagle Freight Services had revenues of $65.0 million and $31.7 million, respectively. Approximately $47.9 million and $20.2 million of such revenues in the fiscal years ended September 30, 1997 and 1996, respectively, were attributable to the Company's air freight forwarding operations, which were approximately 83% and 63%, respectively, of the total cost of providing local pick-up and delivery for the Company's freight forwarding customers. The remaining $17.1 million and $11.5 million, respectively, of Eagle Freight Service's revenues in such years was attributable to local delivery services for third-party (non-forwarding) customers.

TRUCK BROKERAGE

     In April 1995, the Company established Eagle Transportation Services, Inc., the Company's truck brokerage subsidiary, to provide additional logistical support to its forwarding operations and, to a lesser extent, to provide truckload service to selected customers. Eagle Transportation Services locates and secures capacity when overland transportation is the most efficient means of meeting customer delivery requirements, especially in cases of air freight customers choosing the economy delivery option. The use of Eagle Transportation Services enables the Company to meet delivery requirements without having to rely on third-party truck brokerage services. Additionally, by providing for its own truck brokerage, the Company has been able to achieve greater efficiencies and utilize purchasing power over transportation providers. Eagle Transportation Services does not own any trucks, but instead utilizes carriers or independent owner-operators of trucks and trailers on an as-needed basis. The Company utilizes its relationships with a number of independent trucking companies to obtain truck and trailer space. If space is not available through such companies, the Company utilizes electronic bulletin boards to communicate with independent truckers as to the Company's needs. The average length of haul was approximately 1,061 and 1,245 during the fiscal years ended September 30, 1997 and 1996, respectively. Eagle Transportation Services is operated out of the Company's Houston offices. As with local pick-up and delivery services, the Company views Eagle Transportation Services primarily as a means of maintaining quality control and enhancing customer service of its core air freight forwarding business as well as a means of capturing a portion of profits that would otherwise be earned by third parties. The Company may expand its truck brokerage operations selectively in the future beyond providing support to its air freight operations, to providing truck brokerage services to customers that do not utilize the Company's air freight services.

INFORMATION SYSTEMS

     A primary component of the Company's business strategy is the continued development of advanced information systems. The Company has invested substantial management and financial resources in the development of its information systems in an effort to provide accurate and timely information to its management and customers. The Company believes the ability to provide accurate up-to-date information on the status of shipments, both internally (to ensure on-time delivery and efficient operations) and to customers (through whatever medium they request), will become increasingly important. Based upon its analysis of systems generally available to air freight forwarders, the Company believes that its systems are superior to those of other domestic air freight forwarders and provide the Company with a competitive advantage.

     The Company has developed and continues to upgrade its information systems. The Company's integrated information systems (collectively, "Worldport") include logistics information, management information and accounting systems. A central computer located at the Company's headquarters in Houston, Texas is accessible from computer terminals located at all of its facilities, and from computer terminals located at the facilities of many of the Company's customers through the use of a toll-free dial-in program developed by the Company. The Worldport system provides a comprehensive source of information for managing the logistics of the Company's sourcing and distribution activities. Specifically, the Worldport system permits the Company to track the flow of a particular shipment from purchase order through the transportation process to the point of delivery. Through the system, the Company can also access daily financial information for the entire Company, a particular terminal, a particular customer or a given shipment. Worldport permits on-line entry and retrieval of shipment, pricing, scheduling, booking and tracking data and interfaces with the Company's management information and accounting systems. Electronic data interchange connections to selected airlines permit instant retrieval by the Company, and those of its customers interfacing with Worldport, of information on the status of shipments in the custody of those airlines. Worldport's electronic data interchange also allows for status updates, electronic invoicing, funds exchange and file exchange. Worldport provides the Company's sales force with margin information on customers and shipments, thereby enhancing the Company's ability to bid aggressively for future forwarding business and to avoid committing to unprofitable shipments. Worldport can provide the Company's management and customers with reports customized to meet their information requirements. The Company believes that its systems have been instrumental in the productivity of its personnel and the quality of its operations and service, and have resulted in substantial reductions in paperwork and expedited the entry, processing, retrieval and dissemination of critical information, both internally and to customers. The Company's web site allows customers to obtain shipment tracing information via the Internet.

     The expansion of the Company's local pick-up and delivery service is expected to further improve the Company's logistics system by enabling data with respect to a shipment to be input remotely from point of pick-up through point of delivery. The Company has purchased and is field testing the use of remote hand-held bar code and signature scanners for use by its pick-up and delivery operations. Worldport is integrated with these scanners to automatically apply the proof of delivery information to the system. This information is then made immediately available to all on-line locations as well as customers' dial-in facilities, allowing for enhanced tracking of shipments and immediate viewing by shippers of receipt signatures.

     The Company's systems also include Eagle-Ship (formerly, ASAM) which allows its customers to automate their shipping process and consolidate their shipping systems. Eagle-Ship was developed by, and through January 2001 is licensed to the Company from, ASAM International, which is restricted from making the system available to most other major air freight forwarders during that time. For customers using Eagle-Ship, the Company provides a dedicated personal computer, printer and bar code scanner that allow the customer's shipping dock personnel to process and weigh boxes, record the shipment, produce customized box labels and print an Eagle house airway bill or bill of lading. Eagle-Ship also provides customers with weight analysis, tariff reporting, assistance in consolidation of like orders and price comparison among shipping options.

     Eagle-Ship enables the Company's customers to process shipments for many carriers with one personal computer and to compare the cost and service options of various carriers, consolidate Eagle-Ship label printing and generate reports that profile the customer's shipping activity. Eagle-Ship is designed to run shipping systems for United Parcel Service of America, Inc., Federal Express Corporation, Airborne Freight Corporation and Emery Air Freight Corporation, and can be customized to run the systems of up to 99 other air and truck carriers. The Company believes that Eagle-Ship gives it a competitive advantage among a growing number of customers that are resistant to the proliferation of dedicated shipper systems because of the cost, complexity and dock space required to maintain a separate personal computer for each carrier, and that the use of Eagle-Ship should lead to increased use of the Company's services by helping to ensure that customers will allocate dock space to Eagle-Ship rather than multiple systems from other carriers. Although Eagle-Ship does provide customers with assistance in selecting competitors for the Company's shipping services, the Company believes that much of such information, such as that relating to Federal Express Corporation, is used in the delivery of documents and small packages, which constitute a small portion of the Company's cargoes, and that, overall, Eagle-Ship will demonstrate to customers the advantages of the Company's services in comparison to its more direct competitors. As of September 30, 1997 and 1996, the Company had installed 62 and 31, respectively, Eagle-Ship personal computers for its customers. The Company believes that Eagle-Ship enhances its ability to market to national accounts.

LOGISTICS SERVICES

     Many customers are increasingly demanding more than the simple movement of freight from their transportation suppliers. To meet these needs, suppliers, such as the Company, seek to customize their services, by, among other things, providing information on the status of materials, components and finished goods through the logistics pipeline and providing performance reports on and proof of delivery for each shipment.

     The Company utilizes its logistics expertise to maximize the efficiency and performance of its forwarding and other transportation services to its customers. In addition, the Company provides transportation consulting services and makes available its expertise and resources to assist customers in balancing their transportation needs against budgetary constraints by developing logistics plans for its customers. The Company staffs and manages the shipping department of certain of its customers that outsource their transportation function and may seek to provide outsourcing services to other customers in the future. The Company also provides other ancillary services, such as electronic data interchange, custom shipping reports, computerized tracking of shipments, customs brokerage, air charters, warehousing, cargo assembly and protective packing and crating.

     The Company has established Eagle Exhibitor Services, an internal group that focuses on the special needs of exhibitors in the trade show industry. In addition to air freight forwarding and charter services, this group provides special exhibit handling, by-appointment delivery, caravan services and short-term warehousing.

MARKETING AND CUSTOMERS

     The Company's customers include large manufacturers and distributors of computers and other electronic and high-technology equipment, printed and publishing materials, automotive parts, trade show exhibit materials, telecommunications equipment, machinery and machine parts and apparel. For the fiscal year ended September 30, 1997, no customer accounted for greater than 10% of the Company's revenues. Adverse conditions in the industries of the Company's customers or loss of a significant customer could negatively impact the Company.


     The Company markets its services through an organization consisting of approximately 250 full-time salespersons supported by the sales efforts of senior management, six regional managers, ten regional sales managers, terminal managers and a national services center. The Company plans to emphasize the marketing of international services through a separate sales force. Managers at each terminal are responsible for customer service and coordinate the reporting of customers' requirements and expectations with the regional managers and regional sales managers. In addition, the regional managers are responsible for the financial performance of the stations in their region. Company employees are available 24 hours a day to respond to customer inquiries.


     The Company has increased its emphasis on obtaining high-revenue national accounts with multiple shipping locations. These accounts typically impose numerous requirements on those competing for their freight business, such as electronic data interchange and proof of delivery capabilities, the ability to generate customized shipping reports and a nationwide network of terminals. These requirements often limit the competition for these accounts to integrated carriers and a very small number of forwarders. The Company believes that its recent growth and development has enabled it to more effectively compete for and obtain these accounts.

TERMINALS

     The Company conducts its air freight forwarding operations through 60 terminals located at or near airports throughout the United States and in Mexico and Canada. Terminals are managed by a station manager who is assisted by an operations manager. Beginning in 1991, the Company established a management system in which regional managers oversee the Company's operations, with each regional manager being responsible for the Company's operations within a designated region. There are currently six regional managers. As of September 30, 1997, the Company's corporate office occupied approximately 51,000 square feet of space in facilities located in Houston, Texas. All corporate office space is leased under agreements that expire in 1998. The Company's 60 terminal locations typically are located at or near major metropolitan airports and occupy approximately 1,000 to 52,000 square feet of leased space each and typically consist of offices, warehouse space, bays for loading and unloading and facilities for packing. In addition, the Company has locations that are limited to sales and administrative activities. Currently, other than its Newark, New Jersey terminal, all of such properties are leased, although the Company may purchase or construct facilities if it believes it can do so on a more attractive basis. The Company has purchased a site near its Houston terminal and is constructing a new terminal, warehouse and headquarters facility expected to be completed in February 1998. Generally, each terminal location lease is for a term of three to six years and expires between fiscal 1998 and fiscal 2003. From time to time, the Company may expand or relocate certain terminals to accommodate growth.

     The Company's terminals as of September 30, 1997 were:

                                                                                        MONTH AND
                 LOCATION                               AIRPORT SERVED                 YEAR OPENED
Houston, Texas*                             George Bush Intercontinental Airport     March 1984
Dallas, Texas*                              Dallas Ft. Worth International Airport   November 1988
St. Louis, Missouri*                        Lambert St. Louis International Airport  February 1989
Atlanta, Georgia*                           Atlanta Hartsfield International         October 1989
                                              Airport
Los Angeles, California*                    Los Angeles International Airport        May 1991
San Francisco, California*                  San Francisco International Airport      June 1991
Chicago, Illinois*                          Chicago O'Hare International Airport     February 1992
Newark, New Jersey*                         Newark International Airport             May 1992
Boston, Massachusetts*                      Boston Logan International Airport       February 1993
Charlotte, North Carolina*                  Charlotte Douglas International Airport  March 1993
Denver, Colorado*                           Denver International Airport             March 1993
San Antonio, Texas*                         San Antonio International Airport        March 1993
El Paso, Texas                              El Paso International Airport            September 1993
Orlando, Florida*                           Orlando International Airport            September 1993
San Diego, California*                      San Diego Lindbergh Field International  October 1993
                                              Airport
Seattle, Washington*                        Seattle Tacoma International Airport     October 1993
Kansas City, Missouri*                      Kansas City International Airport        January 1994
Oklahoma City, Oklahoma*                    Will Rogers International Airport        January 1994
Raleigh-Durham, North Carolina*             Raleigh-Durham Airport                   January 1994
Austin, Texas*                              Robert Mueller Municipal Airport         February 1994
Greenville, South Carolina*                 Greenville/Spartanburg Airport           March 1994
Cincinnati, Ohio*                           Cincinnati/N. Kentucky International     April 1994
                                              Airport
Minneapolis, Minnesota*                     Minneapolis St. Paul International       May 1994
                                              Airport
Memphis, Tennessee*                         Memphis International Airport            July 1994
Detroit, Michigan*                          Detroit Metro Airport                    September 1994
Portland, Oregon*                           Portland International Airport           September 1994
Baltimore, Maryland/Washington, D.C.*       Baltimore/Washington International       September 1994
                                              Airport
Phoenix, Arizona*                           Phoenix Sky Harbor International         November 1994
                                              Airport
Cleveland, Ohio*                            Cleveland Hopkins International Airport  December 1994
Philadelphia, Pennsylvania*                 Philadelphia International Airport       December 1994
McAllen, Texas*                             McAllen Miller International Airport     January 1995
Albuquerque, New Mexico*                    Albuquerque International Airport        June 1995
Las Vegas, Nevada                           McCarran International Airport           July 1995
Indianapolis, Indiana*                      Indianapolis International Airport       July 1995
Sacramento, California*                     Sacramento Metro Airport                 July 1995
San Juan, Puerto Rico                       Luis Munoz Marin International Airport   August 1995
Pittsburgh, Pennsylvania*                   Pittsburgh International Airport         September 1995
Milwaukee, Wisconsin*                       Mitchell International Field             December 1995
New Orleans, Louisiana*                     New Orleans International Airport        January 1996
Miami, Florida*                             Miami International Airport              March 1996
Hartford, Connecticut                       Bradley International Airport            April 1996
Salt Lake City, Utah                        Salt Lake City International Airport     May 1996

                                                                                        MONTH AND
                 LOCATION                               AIRPORT SERVED                 YEAR OPENED
Honolulu, Hawaii                            Honolulu International Airport           May 1996
Columbus, Ohio*                             Port Columbus International Airport      June 1996
Tulsa, Oklahoma                             Tulsa International Airport              July 1996
Omaha, Nebraska                             Eppley Airport                           July 1996
Tucson, Arizona*                            Tucson International Airport             July 1996
Laredo, Texas                               Laredo International Airport             October 1996
Anchorage, Alaska                           Anchorage International Airport          October 1996
Richmond, Virginia*                         Richmond International Airport           October 1996
Toronto, Ontario*                           Pearson International Airport            December 1996
Monterey, Mexico                            Aeropuerto Internacional Mariano         April 1997
                                              Escobedo
South Bend, Indiana                         Michiana Regional Airport                April 1997
Harrisburg, Pennsylvania*                   Harrisburg International Airport         April 1997
Washington, D.C.**                          Dulles International Airport             April 1997
Boise, Idaho                                Boise Air Terminal                       June 1997
Reno, Nevada                                Reno/Tahoe International                 June 1997
Nashville, Tennessee*                       Barryfield Nashville Airport             July 1997
Little Rock, Arkansas                       Little Rock National Airport             August 1997
Guadalajara, Mexico                         Aeropuerto Internacional Miguel Hidalgo  September 1997
Mexico City, Mexico                         Aeropuerto Internacional De La CD. De    September 1997
                                              Mexico

------------------------------

 * Includes Eagle Freight Services local pick-up and delivery operations.

** Eagle Freight Services location only.

COMPETITION AND INDUSTRY TRENDS

     Competition within the freight industry is intense. Although the industry is highly fragmented, with a large number of participants, the Company competes most often with a relatively small number of forwarders with nationwide networks and the capability to provide the breadth of services offered by the Company and with fully integrated carriers focusing on heavy cargo, including Emery Air Freight Corporation and BAX Global, Inc. The Company also encounters competition from passenger and cargo air carriers, trucking companies and others. As the Company expands its international operations, it expects to encounter increased competition from those forwarders that have a predominantly international focus, including Fritz Companies Inc., Expeditors International of Washington Inc., Circle International Group, Inc. and Air Express International Corporation, as well as from its competitors for domestic forwarding. Many of the Company's competitors have substantially greater financial resources than the Company. The Company also encounters competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. The Company believes that quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, information technology and price are the most important competitive factors in its industry.

EMPLOYEES


     The Company had approximately 1,850 full-time employees at December 31, 1997, including 250 sales personnel. None of the Company's employees are currently covered by a collective bargaining agreement. The Company has experienced no work stoppages and considers its relations with its employees to be good. The Company also has contracts with approximately 700 independent owner/operators of local delivery services as of December 31, 1997. The independent owner/operators own, operate and maintain the vehicles they use in their work for the Company and may employ qualified drivers of their choice. Company-owned vehicles are driven by 151 Company employees as of December 31, 1997. See "Risk Factors -- Independent Owner/ Operators" and "-- Pick-up and Delivery Claims Exposure."

     The Company pays its entire sales force and most of its operations personnel what it believes is significantly more than the industry average and offers a broad-based compensation plan to these employees. Sales personnel are paid a gross commission on shipments sold, while operations personnel and management are paid bonuses based on the profitability of their terminals, as well as the profitability of the Company. To ensure quality control and the profitability of accounts, terminal managers retain the final approval on all accounts.

REGULATION

     The Company's air freight forwarding business is subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act by the Department of Transportation, although air freight forwarders are exempted from most of such Act's requirements by the Economic Aviation Regulations promulgated thereunder. The Company's foreign air freight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The air freight forwarding industry is subject to regulatory and legislative changes which can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

     The Company's delivery operations are subject to various state and local regulations and, in many instances, require permits and licenses from state authorities. In addition, certain of the Company's delivery operations are regulated by the Surface Transportation Board. These state and federal authorities have broad power, including the power to approve certain mergers, consolidations and acquisitions, and the power to regulate the delivery of certain types of shipments and operations within certain geographic areas, and the Surface Transportation Board has the power to regulate motor carrier operations, approve certain rates, charges and accounting systems and require periodic financial reporting. Interstate motor carrier operations are also subject to safety requirements prescribed by the Federal Department of Transportation. In some potential locations for the Company's delivery operations, state and local permits and licenses may be difficult to obtain.

     The Company's truck brokerage operations require it to be regulated as a property broker by the Surface Transportation Board for which the Company has obtained a property broker license and surety bond. The Company's current domestic customs brokerage agents are, and any such future internal customs brokerage operations will be, subject to the licensing requirements of the United States Department of the Treasury and are regulated by the United States Customs Service. The Company's foreign customs brokerage agents are licensed in and subject to the regulations of their respective countries. The Federal Maritime Commission will regulate the Company's expected ocean forwarding operations (the "FMC"). The FMC licenses ocean freight forwarders. Indirect ocean carriers (Non-Vessel Operating Common Carriers) are subject to FMC regulation, under the FMC tariff filing and surety bond requirements, and under the Shipping Act of 1984, particularly those terms proscribing rebating practices.

     In the United States, the Company is subject to federal, state and local provisions relating to the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which the Company may operate in the future. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues, and the Company cannot predict what impact future environmental regulations may have on its business. The Company does not anticipate making any material capital expenditures for environmental control purposes during the remainder of the current or succeeding fiscal years.

     Certain federal officials are considering implementing increased security measures with respect to air cargo. There can be no assurance as to what, if any, regulations will be adopted or, if adopted, as to their ultimate effect on the Company. The Company does not believe that costs of regulatory compliance have had a material adverse impact on its operations to date. However, failure of the Company to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of the Company's operating permits or authorities. There can be no assurance as to the degree or cost of future regulations on the Company's business.

LEGAL PROCEEDINGS

     In December 1997, the U.S. Equal Employment Opportunity Commission ("EEOC") issued a Commissioner's Charge against the Company and certain of its subsidiaries (the "Commissioner's Charge") pursuant to Sections 706 and 707 of Title VII of the Civil Rights Act of 1964, as amended ("Title VII"). The Company intends to vigorously defend against the allegations contained in the Commissioner's Charge. In the Commissioner's Charge, the EEOC charged the Company and certain of its subsidiaries with violations of Section 703 of Title VII, as amended, the Age Discrimination in Employment Act of 1967, and the Equal Pay Act of 1963, resulting from (i) engaging in unlawful discriminatory hiring, recruiting, and promotion practices and maintaining a hostile work environment, based on one or more of race, national origin, age and gender, (ii) failures to investigate, (iii) failures to maintain proper records and (iv) failures to file accurate reports. The Commissioner's Charge states that the persons aggrieved include all Blacks, Hispanics, Asians and females who are, have been or might be affected by the alleged unlawful practices. The Company cannot currently predict with any great degree of certainty, the length of time it will take to resolve this matter, the likely outcome of this matter or the effect of any such outcome. An adverse determination of the matters in the Commissioner's Charge would likely result in a civil action by the EEOC that could seek back pay, other compensatory damages, and punitive damages for the allegedly aggrieved persons.

     From time to time the Company is a party to various legal proceedings arising in the ordinary course of business. Except as described above, the Company is not currently a party to any material litigation and is not aware of any litigation threatened against it which it believes would have a material adverse effect on its business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The following table sets forth certain information concerning the directors, executive officers and other key employees of the Company as of the date of this Prospectus:


                 NAME                    AGE                   POSITION
Directors and Executive Officers:
  James R. Crane.......................  44    Chairman of the Board of Directors,
                                                 President and Chief Executive Officer
  Ronald E. Talley.....................  46    Chief Operating Officer
  Douglas A. Seckel....................  46    Chief Financial Officer, Secretary and
                                                 Treasurer; Director
  John C. McVaney......................  39    Executive Vice President
  Frank J. Hevrdejs....................  52    Director
  Neil E. Kelley.......................  38    Director
  William P. O'Connell.................  58    Director
Other Key Employees:
  Daniel P. DiGregorio.................  43    Vice President of Management Information
                                                 Systems
  D. Wayne Tompkins, Jr................  46    Senior Vice President of Operations


     Set forth below is a description of the backgrounds of each of the directors, executive officers and other key employees of the Company:


     James R. Crane, age 44, has served as President and a director of the Company since he founded the Company in March 1984. Prior to the organization of the Company, Mr. Crane had been employed by other air freight forwarders. Mr. Crane has a total of 15 years experience in the transportation industry.


     Ronald E. Talley, age 46, was appointed Chief Operating Officer of the Company in December 1997. He joined the Company in 1990 as a station manager, and later served as a regional manager. In 1996, he served as a Senior Vice President of Eagle Freight Services, Eagle Transportation and Eagle Charter, and most recently, he has served as Senior Vice President of Air and Truck Operations for the Company. Prior to joining the Company, Mr. Talley served as a station manager at Holmes Freight Lines from 1982 to 1990. From 1979 to 1982, Mr. Talley held a variety of management positions with Trans Con Freight Lines. From 1969 to 1979, Mr. Talley served in several management positions at Roadway Express.

     Douglas A. Seckel, age 46, has served as Chief Financial Officer of the Company since April 1989, has served as Secretary and Treasurer of the Company since May 1991 and has served as a director of the Company since May 1995. From 1984 through 1989, he served as finance director for the City of Bellaire, Texas. Mr. Seckel and Mr. Crane are first cousins.


     John C. McVaney, age 39, was appointed Executive Vice President of the Company in January 1998. He joined the Company in 1995 as a station manager and served most recently as Regional Vice President for the Company's southeast region. From 1992 to 1995, he served as Regional Manager of the northeast United States and Canada for Nationsway Transport Service, Inc. From 1989 to 1992, Mr. McVaney served as National Account Manager for St. Johnsbury Trucking Company, Inc. During 1989, he was the President and sole owner of B&C of New Orleans, Inc., a trucking company. From 1987 to 1988, Mr. McVaney served as President of the Lindsay Division of Bulldog Trucking, Inc. and Regional Manager of Standard Trucking Company.


     Frank J. Hevrdejs, age 52, has served as a director of the Company since December 1995. Mr. Hevrdejs is a co-founder and a principal of The Sterling Group, Inc., a private financial organization engaged in the acquisition and ownership of operating businesses since 1982. He has served as President of The Sterling Group from 1982 to 1989 and from 1994 to the present. Since 1989, he has served as Chairman of First

Sterling Ventures Corp. Mr. Hevrdejs also serves as a director for Mail-Well Holdings, Inc., Sterling Chemical Holdings, Inc., Purina Mills, Inc., Fibreglass Holdings Inc. and Enduro Systems Inc.

     Neil E. Kelley, age 38, has served as a director of the Company since September 1995. Mr. Kelley is the Vice Chairman and a senior partner of the Vitol Group of Companies, an international oil supply, trading and refining company, where he has served as an Executive Director since 1990. In addition, Mr. Kelley is Chairman of Vitol Gas & Electric LLC and North Atlantic Refining Limited, subsidiary companies of the Vitol Group and Vice Chairman of Vitol Holding B.V. Mr. Kelley is also an outside director of Quantum Energy Technologies, an energy technology development company based in Cambridge, Massachusetts.


     William P. O'Connell, age 58, has served as a director of the Company since May 1995. Mr. O'Connell has served as the President and Chief Executive Officer of AIM, Inc., a materials handling systems and equipment company, since 1988. He served as President and Chief Executive Officer of Westweld Supply, Inc. from 1990 to 1995. Mr. O'Connell also serves as a director of AIM, Inc. and the Parnell Group, Inc.



     Daniel P. DiGregorio, age 43, has served as Vice President of Management Information Systems since October 1996. Previously, Mr. DiGregorio served as a director of Worldwide Technical Support for Air Express International Corp. since 1986 and has over 20 years experience related to management information systems in international and domestic airfreight forwarding operations.



     D. Wayne Tompkins, Jr. age 46, has served as Senior Vice President of Operations since August 1996. Mr. Tompkins joined the Company in January 1996 and served as the manager of the Company's San Francisco terminal during a transitional period before assuming his current position. Prior to joining the Company, he served as President of Red Arrow Freight Lines Inc. from 1994 to 1995 and served in various senior management positions at Roadway Express Inc. from 1976 to 1993. Mr. Tompkins has over 20 years of transportation experience.


     Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company's Board of Directors is currently composed of six directors, three of whom are employees of the Company. All of the current directors serve until the next annual shareholders' meeting or until their successors have been duly elected and qualified. The Company's 1998 Annual Meeting of Shareholders will be held on February 23, 1998. Each of the current directors has been nominated for re-election to the Board of Directors at the 1998 Annual Meeting. Shareholders of record as of December 30, 1997 are entitled to vote at the 1998 Annual Meeting. The purchasers of Shares in this Offering will, therefore, not be entitled to vote at the 1998 Annual Meeting.

     The Board of Directors has an Audit Committee which consists of Messrs. O'Connell, Kelley and Hevrdejs. The function of the Audit Committee is to meet with the internal financial staff of the Company and the independent public accountants engaged by the Company to review (i) the scope and findings of the annual audit, (ii) quarterly financial statements, (iii) accounting policies and procedures and the Company's financial reporting, and (iv) the internal controls employed by the Company. The Audit Committee also recommends to the Board of Directors the independent public accountants to be selected to audit the Company's annual financial statements, and reviews the fees charged for audits and for any nonaudit engagements. The Committee's findings and recommendations are reported to management and the Board of Directors for appropriate action.

     The Board of Directors has a Compensation Committee which consists of Messrs. O'Connell, Kelley and Hevrdejs whose function is to consider and act upon management's recommendations to the Board of Directors on salaries, bonuses and other forms of compensation for the Company's executive officers and certain other key employees. The Compensation Committee has been appointed by the Board of Directors to administer the Company's stock option plans.

     The Board of Directors has a Nominating Committee which consists of Messrs. Kelley, Hevrdejs and Crane.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information concerning (i) the only persons known by the Company, based on statements filed by such persons with the Securities and Exchange Commission, to own beneficially in excess of 5% of the Common Stock as of December 31, 1997 and (ii) the shares of Common Stock beneficially owned, as of December 31, 1997, by each of the Company's directors and executive officers and by all directors and executive officers collectively. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name, subject to community property laws where applicable.


                                           BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING                          AFTER OFFERING
                                         ------------------------    NUMBER OF     -----------------------
                                         NUMBER OF                  SHARES BEING   NUMBER OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)    SHARES      PERCENT(2)     OFFERED       SHARES      PERCENT(2)
Directors and Executive Officers:
  James R. Crane.......................  10,342,378       56.6%      1,500,000     8,842,378       48.4%
  Douglas Seckel.......................     140,976          *              --       140,976          *
  Frank J. Hevrdejs....................      45,000(3)(4)       *           --        45,000(3)(4)       *
  Neil E. Kelley.......................      26,000(3)       *              --        26,000(3)       *
  William P. O'Connell.................      25,000(3)       *              --        25,000(3)       *
  Ronald E. Talley.....................      24,498(5)       *              --        24,498(5)       *
  John C. McVaney......................       9,040(6)       *              --         9,040(6)       *
Directors and Executive Officers as a
  Group (7 persons)....................  10,612,892(7)    57.8%             --     9,112,892(7)    49.6%
Other Five Percent Owners:
  Pilgrim Baxter & Associates..........   1,365,900(8)     7.5%             --     1,365,900(8)     7.5%
  Edgemont Asset Management
     Corporation.......................   1,000,000(9)     5.5%             --     1,000,000(9)     5.5%


------------------------------

  * Less than 1%.

(1) The business address of each director and executive officer is c/o Eagle USA Airfreight, Inc., 3214 Lodestar, Houston, Texas 77032.

(2) The table includes shares of Common Stock that can be acquired through the exercise of options within 60 days. The percent of the class owned by each person has been computed assuming the exercise of all options deemed to be beneficially owned by that person, and assuming that no options held by any other person have been exercised.

(3) Includes 25,000 shares issuable upon the exercise of stock options within 60 days of December 31, 1997.


(4) Does not include 1,500 shares of Common Stock owned by Mr. Hevrdejs' spouse as to which he disclaims beneficial ownership.



(5) Includes 3,000 shares issuable upon the exercise of stock options within 60 days of December 31, 1997.



(6) Consists of 9,040 shares issuable upon the exercise of stock options within 60 days of December 31, 1997. Mr. McVaney was appointed Executive Vice President of the Company on January 6, 1998, and such shares represent the shares of Common Stock beneficially owned by him as of such date.



(7) Includes 87,040 shares issuable upon the exercise of stock options within 60 days of December 31, 1997.



(8) Based on a filing made with the Securities and Exchange Commission reflecting ownership of Common Stock as of September 30, 1997. The address of Pilgrim Baxter & Associates is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.



(9) Based on a filing made with the Securities and Exchange Commission reflecting ownership of Common Stock as of September 30, 1997. The address of Edgemont Asset Management Corporation is 140 East 45th Street, 43rd Floor, New York, New York 10017.

SELLING SHAREHOLDER

     In connection with this Offering, the Company and Mr. Crane have entered into an agreement pursuant to which Mr. Crane has agreed to reimburse the Company for all of its out-of-pocket expenses incurred in connection with this Offering unless the Company sells shares of Common Stock pursuant to the Underwriters' exercise of their overallotment option. Mr. Crane is a party to the Shareholders' Agreement described under "Description of Capital
Stock -- Registration Rights of Certain Holders," and this Offering constitutes a registration pursuant to the registration rights granted therein.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company currently consists of 30 million shares of Common Stock, par value $.001 per share, and 10 million shares of Preferred Stock, par value $.001 per share, issuable in series. As of December 31, 1997, the issued and outstanding capital stock of the Company consisted of 18,269,061 shares of Common Stock. There were approximately 1,674 shareholders of record (including brokerage firms and other nominees) of the Company's common stock as of November 26, 1997. No shares of Preferred Stock are currently outstanding. As of December 31, 1997, 2,149,059 shares of Common Stock were reserved for issuance pursuant to the Incentive Plan and 200,000 shares of Common Stock were reserved for issuance pursuant to the Nonemployee Director Plan.



     The Board of Directors has proposed that the Company's Second Amended and Restated Articles of Incorporation (the "Articles of Incorporation") be amended to increase the number of authorized shares of Common Stock to 100,000,000 and that the Incentive Plan be amended to increase the number of shares reserved for issuance by 3,000,000. These proposed amendments will be submitted to a vote of the Shareholders of Eagle at the 1998 Annual Meeting in February 1998, and adoption of the amendments will require the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote at the 1998 Annual Meeting.



     The Board of Directors has adopted, subject to shareholder approval at the 1998 Annual Meeting in February 1998, the Company's Employee Stock Purchase Plan. A maximum of 200,000 shares of Common Stock (subject to certain antidilution adjustments applicable in certain circumstances) may be purchased pursuant to this plan by certain full-time employees of the Company. The purchase price for the stock will be the lesser of 85% of its fair market value on the first or last trading day of a specified six-month purchase period.


     The following description of certain provisions of the Company's Articles of Incorporation and the Company's Amended and Restated Bylaws (the "Bylaws") are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part. The Company was organized in March 1984 and is a Texas corporation.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to shareholders of the Company. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company.

     Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, none of which will be outstanding upon completion of this Offering, the holders of the Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provisions for any liquidation preferences on any outstanding stock ranking prior to the Common Stock.

     American Securities Transfer & Trust, Inc. is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

     The Board of Directors, without further action by the shareholders, is authorized to issue up to 10 million shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and preferences on liquidation. The Company has no present intention to issue any Preferred Stock, but may determine to do so in the future.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

SPECIAL MEETINGS

     Special Meetings of the shareholders of the Company may be called by the chief executive officer, the Board of Directors or by shareholders holding not less than 50% of the outstanding voting stock of the Company.

VOTING

     Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Any director may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the outstanding shares. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. See "Risk Factors -- Control by Principal Shareholder."

     Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Company's Articles of Incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote thereon to approve any merger, consolidation or share exchange, sale of all or substantially all of the assets of the Company, dissolution of the Company or amendment to the Articles of Incorporation for which a vote is required by the Texas Business Corporation Act.

     Approval of any other matter not described above that is submitted to the shareholders requires the affirmative vote of the holders of a majority of the shares of Common Stock represented at the meeting. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.

     The Company's Bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify the Company and provide certain pertinent information at least 80 days before the meeting date (or within ten days after public announcement pursuant to the Bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance).

BUSINESS COMBINATION LAW

     The Company is subject to Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act, which took effect September 1, 1997. In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" (defined generally to include (i) mergers or share exchanges, (ii) dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transactions by the corporation that would increase the affiliated shareholder's number of shares of the corporation, (iv) certain liquidations or dissolutions, and (v) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation) with an "issuing public corporation" (which includes the Company) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date or (b) not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates. The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and continuously until the announcement date of the business combination; as a result, the restrictions of the Business Combination Act would not apply to Mr. Crane who has been the beneficial owner of more than 20% of the outstanding Common Stock continuously since prior to December 31, 1996. In discharging the duties of director under the Business Combination Act or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and its shareholders, including the possibility that those interests may be best served by the continued independence of the Company.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

     The Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of directors to the Company and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

     The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with each of its directors and certain of its officers that contractually provided for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. In addition, the Company may purchase directors' and officers' liability insurance policies for its directors and officers in the future. The Bylaws and such agreements with directors and officers provide for indemnification for amounts
(i) in respect of the deductibles for such insurance policies, (ii) that exceed the liability limits of such insurance policies and (iii) that are available, were available or which become available to the Company or which are generally available to companies comparable to the Company but which the officers or directors of the Company determine is inadvisable for the Company to purchase, given the cost involved of the Company. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     The Shareholders' Agreement dated as of October 1, 1994 among the Company and James R. Crane, Daniel S. Swannie, Donald P. Roberts and Douglas A. Seckel (the "Pre-IPO Shareholders") provides registration rights with respect to the Common Stock held by such shareholders on the date of the agreement as well as shares otherwise purchased from the Company (the "Registrable Securities"). Such registration rights are no longer applicable with respect to Mr. Swannie, Mr. Roberts and Mr. Seckel. Pre-IPO Shareholders owning not less than 51% of the then outstanding shares of Registrable Securities may demand that the Company effect a registration under the Securities Act for the sale of not less than 5% of the shares of Registrable Securities then outstanding. The Pre-IPO Shareholders also have limited rights to require the Company to include their shares of Common Stock in connection with any registered offering by the Company. The Company may generally be required to effect three demand registrations and three additional demand registrations for certain offerings registered on SEC Form S-3, subject to certain conditions and limitations. The registration rights will terminate as to any holder of Registrable Securities at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder. The registration for this Offering constitutes the first registration under the Shareholders' Agreement. Registration of shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

                                  UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, dated
January   , 1998 (the "Underwriting Agreement"), Donaldson, Lufkin & Jenrette
Securities Corporation ("DLJ"), Morgan Stanley & Co. Incorporated, William Blair & Company, L.L.C. and Gerard Klauer Mattison & Co., Inc. have severally agreed to purchase 1,500,000 shares of Common Stock from the Selling Shareholder. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below.



                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Morgan Stanley & Co. Incorporated...........................
William Blair & Company, L.L.C..............................
Gerard Klauer Mattison & Co., Inc...........................
                                                              ---------
Total.......................................................  1,500,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.


     The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $          per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $          per share. After the
initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Underwriters at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 225,000 additional shares of Common Stock at the public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Selling Shareholder intends to use approximately $8.6 million of the net proceeds from the sale of shares offered by him to repay indebtedness associated with a margin loan owed by him to DLJ. Accordingly, this Offering is being made in compliance with the requirements of Rule 2720(c) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to indemnify the Selling Shareholder for certain of such liabilities.

     Each of the Company, its executive officers and directors and certain shareholders of the Company (including the Selling Shareholder) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), in the case of the Company and its executive officers, directors and certain shareholders, other than the Selling Shareholder, for a period of 90 days and, in the case of the Selling Shareholder, for a period of one calendar year after the date of this Prospectus without the prior written consent of DLJ, other than (i) shares of Common Stock offered hereby; (ii) shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof; (iii) shares of Common Stock issued or stock options granted by the Company pursuant to an employee stock option plan, stock purchase plan or other benefit plan of the Company in existence on the date hereof; (iv) shares of Common Stock which may be issued by the Company in connection with certain acquisitions; (v) shares of Common Stock transferred among family members and to trusts for estate planning purposes; and (vi) 70,000 shares of Common Stock which may be gifted by the Selling Stockholder to his alma mater. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the Selling Shareholder) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent, other than those relating to transactions permitted by the foregoing sentence.


     The Underwriters have advised the Company that they do not intend to confirm sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     Other than in the United States, no action has been taken by the Company, the Selling Shareholder or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     DLJ has, in the past, provided certain investment banking and underwriting services for the Company for which they have received customary compensation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company and for the Selling Shareholder by Baker & Botts, L.L.P., Houston, Texas. Certain matters relating to this Offering will be passed upon for the Underwriters by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The Consolidated Financial Statements as of September 30, 1996 and 1997, and for each of the three years in the period ended September 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other documents filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market and reports and other information concerning the Company may also be inspected and copied at the office of the Nasdaq Stock Market, Inc., 8513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission are hereby incorporated herein by reference (Commission File No. 0-27288):


          1. Annual Report on Form 10-K for the fiscal year ended September 30, 1997;



          2. Current Report on Form 8-K dated January 5, 1998;



          3. Current Report on Form 8-K dated January 22, 1998; and



          4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated November 27, 1995.

     All documents subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act by the Company prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Request should be directed to Douglas A. Seckel, Chief Financial Officer, Secretary and Treasurer, at the Company's principal executive offices located at 3214 Lodestar, Houston, Texas 77032.

                           EAGLE USA AIRFREIGHT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheet as of September 30, 1997 and
  1996......................................................   F-3
Consolidated Statement of Income for the Three Years Ended
  September 30, 1997........................................   F-4
Consolidated Statement of Cash Flows for the Three Years
  Ended September 30, 1997..................................   F-5
Consolidated Statement of Shareholders' Equity for the Three
  Years Ended September 30, 1997............................   F-6
Notes to Consolidated Financial Statements..................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Eagle USA Airfreight, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Eagle USA Airfreight, Inc. and its subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas

November 21, 1997, except for Note 12, as to which the date is January 23, 1998

                           EAGLE USA AIRFREIGHT, INC.

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1997         1996
                                                              --------      -------
                                                                 (IN THOUSANDS,
                                                               EXCEPT PAR VALUES)
Current assets:
  Cash and cash equivalents.................................  $ 25,107      $26,696
  Short-term investments....................................     2,679        3,409
  Accounts receivable -- trade, net of allowance for
     doubtful accounts of $566 and $363, respectively.......    54,662       30,379
  Prepaid expenses and other................................     4,557        2,290
                                                              --------      -------
          Total current assets..............................    87,005       62,774
Property and equipment, net.................................    14,090        8,333
Other assets................................................     5,776          622
                                                              --------      -------
                                                              $106,871      $71,729
                                                              ========      =======

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable -- trade.................................  $  7,757      $ 2,459
  Accrued transportation costs..............................     6,062       10,818
  Accrued compensation and employee benefits................    10,454        6,821
  Other accrued liabilities.................................     2,094        1,189
                                                              --------      -------
          Total current liabilities.........................    26,367       21,287
                                                              --------      -------
Shareholders' equity:
  Preferred stock, $0.001 par value, 10,000 shares
     authorized
  Common stock, $0.001 par value, 30,000 shares authorized,
     18,210 and 17,492 shares issued and outstanding........        18           17
  Additional paid-in capital................................    52,387       39,124
  Retained earnings.........................................    28,099       11,301
                                                              --------      -------
                                                                80,504       50,442
                                                              --------      -------
Commitments and contingencies (Note 11)
                                                              --------      -------
                                                              $106,871      $71,729
                                                              ========      =======

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                        CONSOLIDATED STATEMENT OF INCOME


                                                                    YEAR ENDED SEPTEMBER 30,
                                                             --------------------------------------
                                                                1997          1996          1995
                                                             ----------    ----------    ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...................................................    $291,767      $185,445      $126,214
Cost of transportation.....................................     163,616       103,312        72,366
                                                               --------      --------      --------
                                                                128,151        82,133        53,848
                                                               --------      --------      --------
Operating expenses:
Personnel costs............................................      67,813        41,619        27,939
Other selling, general and administrative expenses.........      34,639        22,665        13,704
                                                               --------      --------      --------
                                                                102,452        64,284        41,643
                                                               --------      --------      --------
Operating income...........................................      25,699        17,849        12,205
Interest and other income..................................       1,693         1,079           335
Interest expense...........................................                      (145)          (16)
                                                               --------      --------      --------
Income before provision for income taxes...................      27,392        18,783        12,524
Provision for income taxes.................................      10,594         6,357         1,335
                                                               --------      --------      --------
Net income.................................................    $ 16,798      $ 12,426      $ 11,189
                                                               ========      ========      ========
Basic earnings per share (Note 12).........................    $   0.94
                                                               ========
Diluted earnings per share (Note 12).......................    $   0.90
                                                               ========
Pro forma information:
  Net income as reported...................................                  $ 12,426      $ 11,189
  Pro forma charge in lieu of income taxes (Note 4)........                       945         3,682
                                                                             --------      --------
Pro forma net income.......................................                  $ 11,481      $  7,507
                                                                             ========      ========
Pro forma basic net income per share (Note 12).............                  $   0.69      $   0.55
                                                                             ========      ========
Pro forma diluted net income per share (Note 12)...........                  $   0.66      $   0.51
                                                                             ========      ========


         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED SEPTEMBER 30,
                                                            ---------------------------------
                                                              1997        1996        1995
                                                            ---------   ---------   ---------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Cash received from customers............................  $ 266,037   $ 172,461   $ 121,914
  Cash paid to carriers, suppliers and employees..........   (259,760)   (158,483)   (112,471)
  Interest received.......................................      1,580         968         284
  Interest paid...........................................                   (145)        (16)
  Income taxes paid.......................................     (6,936)     (3,954)     (1,150)
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......        921      10,847       8,561
                                                            ---------   ---------   ---------
Cash flows from investing activities:
  Purchase of investments.................................    (11,350)    (27,714)    (10,324)
  Maturity of investments.................................     12,080      26,232      10,056
  Acquisition of business.................................     (5,574)
  Acquisition of property and equipment...................     (6,524)     (7,189)     (1,703)
  Disposition of property and equipment...................        319          72           7
  Acquisition of subsidiaries (Note 7)....................                               (139)
  Increase in other assets................................                   (300)
  Advances to affiliates..................................                               (737)
  Advances to shareholders and employees..................                    (67)       (684)
  Repayments from affiliates..............................                    737         563
                                                            ---------   ---------   ---------
          Net cash used by investing activities...........    (11,049)     (8,229)     (2,961)
                                                            ---------   ---------   ---------
Cash flows from financing activities:
  Payments on indebtedness................................                 (2,178)       (277)
  Proceeds from indebtedness..............................                  1,800         613
  Issuance of common stock, net of related costs..........      6,162      34,559
  Offering fee paid by selling shareholder................        375
  Proceeds from exercise of stock options.................      2,637         628
  Payments on shareholder distribution notes..............       (635)     (8,209)
  Distributions to shareholders...........................                 (2,701)     (6,420)
                                                            ---------   ---------   ---------
          Net cash (used) provided by financing
            activities....................................      8,539      23,899      (6,084)
                                                            ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents......     (1,589)     26,517        (484)
Cash and cash equivalents, beginning of year..............     26,696         179         663
                                                            ---------   ---------   ---------
Cash and cash equivalents, end of year....................  $  25,107   $  26,696   $     179
                                                            =========   =========   =========

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                  COMMON STOCK     ADDITIONAL
                                                 ---------------    PAID-IN     RETAINED
                                                 SHARES   AMOUNT    CAPITAL     EARNINGS    TOTAL
                                                 ------   ------   ----------   --------   -------
Balance at September 30, 1994..................   6,000    $ 6                  $ 5,025    $ 5,031
  Distributions to shareholder.................                                  (6,420)    (6,420)
  Special distribution.........................                                  (8,209)    (8,209)
  Combination of principal shareholder's
     interest in the Company's majority-owned
     subsidiaries..............................                     $   108                    108
  Net income...................................                                  11,189     11,189
                                                 ------    ---      -------     -------    -------
Balance at September 30, 1995..................   6,000      6          108       1,585      1,699
  Issuance of common stock to majority
     shareholder for acquisition of
     subsidiaries (Note 7).....................     223
  Issuance of common stock, net of related
     costs (Note 5)............................   2,300      2       34,557                 34,559
  Distributions to shareholders................                                  (2,701)    (2,701)
  Conversion from S Corporation to C
     Corporation (Note 4)......................                         457                    457
  Exercise of stock options....................     296                 628                    628
  Tax benefit from exercise of stock options...                       3,374                  3,374
  Two-for-one stock split (issuance of 8,673
     shares of common stock) (Note 8)..........   8,673      9                       (9)
  Net income...................................                                  12,426     12,426
                                                 ------    ---      -------     -------    -------
Balance at September 30, 1996..................  17,492     17       39,124      11,301     50,442
  Issuance of common stock, net of related
     costs (Note 5)............................     232               6,162                  6,162
  Issuance of common stock for acquisition
     (Note 3)..................................      33               1,000                  1,000
  Payment on shareholder distribution notes....                        (635)                  (635)
  Exercise of stock options....................     453      1        2,636                  2,637
  Tax benefit from exercise of stock options...                       4,100                  4,100
  Net income...................................                                  16,798     16,798
                                                 ------    ---      -------     -------    -------
Balance at September 30, 1997..................  18,210    $18      $52,387     $28,099    $80,504
                                                 ======    ===      =======     =======    =======

         The accompanying notes are an integral part of this statement.

                           EAGLE USA AIRFREIGHT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (AMOUNTS IN THOUSANDS, EXCEPT PAR VALUES AND PER SHARE AMOUNTS)

NOTE 1 -- ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     Eagle USA Airfreight, Inc. (the Company) was organized in 1984 to provide ground and air freight forwarding services. The Company maintains operating facilities throughout the United States, Mexico and Canada. The Company operates in one principal industry segment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation

     The consolidated financial statements include the accounts of Eagle USA Airfreight, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated.

  Revenue and expense recognition

     Revenues and expenses related to the transportation of freight are recognized at the time the freight departs the terminal of origin. This method approximates recognizing revenues and expenses when the shipment is completed.

  Cash equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

  Short-term investments

     At September 30, 1997 and 1996, the Company had short-term investments in U.S. Treasury Bills and Tax Exempt Municipal Bonds with a carrying value of $2,679 and $3,409, respectively. Securities with a carrying value of $4,449 at September 30, 1997 mature in less than one year. Such investments are "available for sale", since the Company has the intent to utilize the funds as needed. The investments are stated at amortized cost, which approximated market. Accordingly, no unrealized holding gains or losses have been recorded by the Company as of September 30, 1997. The Company's short-term investments in U.S. Treasury Bills at September 30, 1996 matured during fiscal 1997 with no gain or loss recognized.

  Concentration of credit risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments and trade receivables. The Company places its temporary cash investments in short-term federal government securities which are guaranteed by the U.S. government and tax-exempt municipal bonds.

     The Company provides services to customers in diverse industries located primarily in the United States. Substantially all sales are denominated in the U.S. dollar. Management believes that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. One customer accounted for approximately 13.5% of revenue in fiscal 1995. No customer represented 10% or more of revenues during fiscal 1996 or 1997. The Company performs ongoing credit evaluations of its customers to minimize credit risk.

                           EAGLE USA AIRFREIGHT, INC.

  Property and equipment

     Property and equipment is stated at cost. Property and equipment is depreciated using the straight-line method over its estimated useful life.

  Goodwill

     Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is being amortized on a straight-line basis over the estimated useful lives of the businesses acquired.

  Income taxes

     The provision for income taxes is computed based upon the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Prior to the Company's initial public offering, the Company had elected to be treated as an S Corporation for federal income tax purposes. Accordingly, all income tax liability was the responsibility of the shareholders. As certain states do not recognize S Corporation status, the Company remained subject to income taxation in those jurisdictions. Effective December 4, 1995, the Company's S Corporation status was terminated and the Company became liable for federal and state income taxes since that date.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 2 -- PROPERTY AND EQUIPMENT:


     Property and equipment consist of the following at September 30:

                                                        ESTIMATED
                                                       USEFUL LIVES    1997      1996
                                                       ------------   -------   -------
Computer equipment, software and other equipment....      5-7 years   $10,934   $ 7,000
Vehicles............................................      3-5 years     3,960     1,897
Furniture and fixtures..............................      5-7 years     1,031       679
Land................................................                      731       731
Leasehold improvements..............................    lease terms     2,007       706
                                                                      -------   -------
                                                                       18,663    11,013
Less -- accumulated depreciation and amortization...                   (4,573)   (2,680)
                                                                      -------   -------
                                                                      $14,090   $ 8,333
                                                                      =======   =======

     Computer equipment and software includes $1,582 at September 30, 1997 related to new scanning and tracking systems for which depreciation and amortization are expected to begin in December 1997.

NOTE 3 -- BUSINESS ACQUISITION:

     On September 19, 1997, the Company acquired the operating assets of Michael Burton Enterprises, Inc., a transportation and value-added logistics service provider in Columbus, Ohio. The Company issued 33 shares of common stock, valued at $1,000, and paid approximately $5,574 in cash. The acquisition agreement also

                           EAGLE USA AIRFREIGHT, INC.

provides for three contingent payments of up to $1,750 each if certain annual sales goals are achieved over the next three years. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated on the basis of the estimated fair market value of the net assets acquired, resulting in goodwill of approximately $4,750. The results of operations for the acquired business were included in the consolidated statement of income from the acquisition date forward.

NOTE 4 -- INCOME TAXES:

     Effective October 1, 1992, the Company elected to be treated as an S Corporation for federal income tax purposes. Accordingly, no federal income tax expense was recorded by the Company for the year ended September 30, 1995 because operating results are reported in the individual income tax returns of the shareholders. As certain states do not recognize S Corporation status, the Company was subject to income taxation in those jurisdictions. The federal income tax expense recorded in the year ended September 30, 1995 relates to the separate company income generated by the Company's subsidiaries, which were all C Corporations for federal income tax purposes. The Company became a C Corporation in December 1995 as a result of the public offering.

     The Company's income tax provision was comprised of the following for the years ended September 30:

                                                              1997      1996     1995
                                                             -------   ------   ------
Current:
  State....................................................  $ 1,525   $1,152   $  941
  Federal..................................................    8,686    5,129      468
                                                             -------   ------   ------
                                                              10,211    6,281    1,409
                                                             -------   ------   ------
Deferred:
  State....................................................       67       11      (67)
  Federal..................................................      316       65       (7)
                                                             -------   ------   ------
                                                                 383       76      (74)
                                                             -------   ------   ------
          Total............................................  $10,594   $6,357   $1,335
                                                             =======   ======   ======

     A reconciliation of the federal statutory tax rate and the Company's provision for income taxes is as follows for the years ended September 30:

                                                            1997      1996      1995
                                                           -------   -------   -------
Income taxes at the applicable federal statutory rates...  $ 9,371   $ 6,386   $ 4,258
Tax exempt income........................................     (158)     (130)
Nondeductible items......................................      330       245       216
State income taxes, net of federal benefit...............    1,051     1,163       874
S Corporation taxation benefit...........................             (1,307)   (4,013)
                                                           -------   -------   -------
Provision for income taxes...............................  $10,594   $ 6,357   $ 1,335
                                                           =======   =======   =======

     As of September 30, 1997, the Company had outstanding nonqualified stock options to purchase an aggregate of 2,110 shares of common stock at exercise prices equal to the fair market value of the underlying common stock on the dates of grant (prices ranging from $1.25 to $35.13 per share). At the time a nonqualified stock option is exercised, the Company will generally be entitled to a deduction for federal and state income tax purposes equal to the difference between the fair market value of the common stock on the date of exercise and the option price. As a result of the exercises for the years ended September 30, 1997 and 1996 of nonqualified stock options to purchase an aggregate of 452 and 297 shares of common stock, the Company is entitled to a federal income tax deduction of approximately $10,200 and $8,200. Assuming an

                           EAGLE USA AIRFREIGHT, INC.

effective tax rate of 40%, the Company realized a tax benefit of approximately $4,100 and $3,373; accordingly, the Company recorded an increase to additional paid-in capital and a reduction in current taxes payable pursuant to the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Any exercises of nonqualified stock options in the future at exercise prices below the then fair market value of the common stock may also result in tax deductions equal to the difference between such amounts, although there can be no assurance as to whether or not such exercises will occur, the amount of any deductions or the Company's ability to fully utilize such tax deductions.

     Deferred tax assets and liabilities as of September 30, 1997 and 1996 were comprised of the following:

                                                              1997       1996
                                                              -----      -----
Assets:
  Bad debt expense..........................................  $ 221      $ 150
  Amortization..............................................     50         34
  Accruals and other........................................    625        414
                                                              -----      -----
                                                                896        598
                                                              -----      -----
Liabilities:
  Depreciation..............................................   (822)      (141)
                                                              -----      -----
                                                               (822)      (141)
                                                              -----      -----
                                                              $  74      $ 457
                                                              =====      =====

NOTE 5 -- SHAREHOLDERS' EQUITY:

     On December 6, 1995, the Company completed an underwritten public offering of 2,000 shares of common stock at a price to the public of $16.50 per share. In connection with the offering, the underwriters fully exercised an over-allotment option of 300 shares. Proceeds to the Company after deducting underwriting discounts, commissions and offering costs were approximately $34,559. Such proceeds have and may continue to be used for general corporate purposes, including acquisitions and working capital.

     On July 8, 1996, the Board authorized a two-for-one stock split, effected in the form of a stock dividend, payable August 1, 1996 to shareholders of record on July 24, 1996. All references in the financial statements to earnings per share information have been retroactively restated to reflect the split. The stock split resulted in the issuance of approximately 8,673 new shares of common stock and a reclassification of $9 from retained earnings to common stock representing the par value of the shares issued.

     On February 18, 1997, the Company completed an underwritten secondary public offering (the secondary public offering) of 1,548 shares of its common stock by Daniel S. Swannie, a former executive officer and director of the Company, at a price to the public of $28.25 per share. The Company did not receive any of the proceeds from the sale of shares by Mr. Swannie. Pursuant to an agreement between the Company and Mr. Swannie entered into in connection with the offering, Mr. Swannie reimbursed the Company for all of its out-of-pocket expenses incurred in connection with the offering and made a payment to the Company of $375 for the Company's estimated internal costs relating to the offering. The agreement also restricts Mr. Swannie's ability to compete against the Company for a three-year term and places certain other limitations on his ability to act against the interests of the Company. In connection with the secondary public offering on February 21, 1997, the Company sold 232 shares of common stock to the underwriters pursuant to an over-allotment option at a price of $28.25 per share. The net proceeds received by the Company after deducting underwriting discounts and commissions were $6,162 and will be used for general corporate purposes.


     On November 10, 1997, the Board authorized an increase in the number of common shares to 100,000,000 common shares.

                           EAGLE USA AIRFREIGHT, INC.

NOTE 6 -- BENEFIT PLANS AND STOCK PLANS:

  Defined Contribution Plans

     The Company maintains a 401(K) profit sharing plan for its employees. During fiscal 1997, 1996 and 1995, the Company elected to match employee contributions up to 5% of compensation. In addition, the Company has agreed to permit employees to contribute certain bonuses, up to the maximum allowable, to their 401(K) accounts. Such employee contributions, if made, are also matched by the Company. During fiscal 1997, 1996 and 1995, the Company made contributions of $1,574, $970 and $513, respectively.

  Stock Option Plans

     In September 1994, the Board adopted the Eagle USA Airfreight, Inc. 1994 Long-Term Incentive Plan (the 1994 Plan) whereby certain employees may be granted options, appreciation rights or awards related to the Company's common stock. The Board has authorized 3,100 shares to be available for grant pursuant to the 1994 Plan.

     Each option has been granted at an exercise price equal to the fair market value of the common stock on the date of grant. The options generally vest ratably over a five-year or seven-year period from the date of issuance (or 100% upon death). The Company has no obligation to repurchase the options granted. Vested options terminate seven years from the date of grant.

     Additional awards may be granted under the 1994 Plan in the form of cash, stock or stock appreciation rights. The stock appreciation right awards may consist of the right to receive payment in cash or common stock. Any award may be subject to certain conditions, including continuous service with the Company or achievement of certain business objectives.

     On September 29, 1995, the Board adopted the Eagle USA Airfreight, Inc. 1995 Nonemployee Director Stock Option Plan (the Director Plan), whereby the Company may grant stock options to purchase up to 200 shares of common stock to its nonemployee directors at the fair market price on the date of grant.

                           EAGLE USA AIRFREIGHT, INC.

     As of September 30, 1997, options to purchase 2,110 shares of common stock of the Company under both plans were outstanding as follows:

                                                                           EXERCISE
                                                                            PRICE
                                                              OPTIONS     PER SHARE
                                                              -------    ------------
Outstanding at September 30, 1994...........................     895     $       2.50
  Forfeited during 1995.....................................     (55)            2.50
  Granted during 1995.......................................       5             8.00
                                                               -----
Outstanding at September 30, 1995...........................     845       2.50- 8.00
  Granted prior to stock split..............................     535      16.50-37.50
  Effect of stock split (Note 9)............................   1,237       1.25-18.75
  Granted...................................................      22      19.25-20.25
  Forfeited.................................................    (149)            1.25
  Exercised.................................................    (297)      1.25- 8.25
                                                               -----
Outstanding at September 30, 1996...........................   2,193       1.25-20.25
  Granted...................................................     437      19.25-35.13
  Forfeited.................................................     (68)      1.25-25.75
  Exercised.................................................    (452)      1.25-19.25
                                                               -----
Outstanding at September 30, 1997...........................   2,110     $ 1.25-35.13
                                                               =====
Shares available for grant at end of year...................     298
                                                               =====
Options vested at end of year...............................     684
                                                               =====

     The two-for-one stock split resulted in the issuance of an additional option for each one outstanding and a 50% reduction in the exercise price for all outstanding options (Note 5).

     The following table summarizes information about stock options outstanding at September 30, 1997:

                                               OUTSTANDING                 EXERCISABLE
                                     -------------------------------    ------------------
                                                AVERAGE     WEIGHTED              WEIGHTED
                                               REMAINING    AVERAGE               AVERAGE
     RANGE OF EXERCISE PRICES        NUMBER      LIFE        PRICE      NUMBER     PRICE
     ------------------------        ------    ---------    --------    ------    --------
$ 1.25-$ 1.25......................    830        4.0        $ 1.25      264       $ 1.25
$ 4.00-$14.00......................    742        5.6         12.40      402        12.64
$15.38-$30.63......................    530        6.3         22.74       18        16.99
$33.00-$35.13......................      8        7.0         34.52        0         0.00
                                     -----       ----        ------      ---       ------
$ 1.25-$35.13......................  2,110       5.16        $10.69      684         8.36
                                     =====       ====        ======      ===       ======

     The Company applies APB25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. The weighted average fair values of options granted during 1997 and 1996 were $12.50 and $6.62, respectively. Had compensation cost for the Company's option plans been determined based upon the fair value at the grant dates for awards under these plans consistent with the method set forth under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company's net income for the year ended September 30, 1997 and pro forma net income for the year ended September 30, 1996 would have been reduced by $2,490 and $636, respectively. Earnings per share for fiscal 1997 and pro forma net income per share for fiscal 1996 would have been reduced by $0.13 and $0.04, respectively.

                           EAGLE USA AIRFREIGHT, INC.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes options-repricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: expected volatility of 44% and 70%, risk-free interest rates of 6.3% and 6.1%, zero dividend yield and an expected life of six years. The disclosure requirements of SFAS 123 are not applicable to options granted in fiscal 1995. The pro forma effects for 1997 and 1996 are not indicative of the pro forma effects in future years.

NOTE 7 -- RELATED PARTY TRANSACTIONS:

     Effective, October 1, 1994, the Company acquired 50% of the common stock of Eagle Freight Services, Inc. (EFS), formerly C&D Freight Services, Inc., and C&D Freight Services of California, Inc. (C&D) for an aggregate purchase price of $250 in cash. Effective January 1, 1995, the Company acquired 50% of Freight Services Management, Inc. (FSMI) for a nominal amount. The acquisitions were accounted for as purchases. Shortly before the closing of the initial public offering in December 1995, the Company acquired the remaining 50% of EFS, C&D and FSMI from the principal shareholder. The operating results of such subsidiaries have been consolidated with the Company since October 1, 1994 as if the Company owned 100% of these entities. The Company's results of operations for fiscal 1994 would not have varied materially from actual results had the subsidiaries been consolidated during fiscal 1994. EFS and C&D provide same-day local delivery and distribution management services. FSMI provides outsourcing of logistics and delivery management services to certain customers of the Company.

     During fiscal 1995, the Company and its principal shareholder formed Eagle USA Transportation Services, Inc. (ETSI), to provide truck brokerage services principally to the Company, and Eagle USA Import Brokers, Inc. (EIBI), to provide certain customs brokerage services in connection with the Company's international shipments. The Company owned 70% of ETSI and EIBI while the Company's principal shareholder owned the remaining 30% interests. Effective as of the dates of formation of ETSI and EIBI, the Company's consolidated accounts include the accounts of ETSI and EIBI as if they were wholly owned since the Company controls ETSI and EIBI. The Company acquired the remaining 30% interests of ETSI and EIBI from the principal shareholder shortly before the closing of the initial public offering of common stock, in exchange for shares of common stock of the Company.

     The Company issued 223 pre-split shares of common stock to its principal shareholder to affect 100% ownership of these subsidiaries.

     The Company utilizes an aircraft owned by an entity that is controlled by the principal shareholder and is charged $1.4 per hour for actual usage. Total travel expense during fiscal years ended September 30, 1997, 1996 and 1995 related to the aircraft was $125, $72 and $77, respectively.

                           EAGLE USA AIRFREIGHT, INC.

NOTE 8 -- FINANCING ARRANGEMENTS:

     The Company has a number of operating lease agreements, principally for computer equipment, office space and freight operation facilities. These leases are noncancelable and expire on various dates through 2002. Following is a summary of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year:

                        YEAR ENDED
                       SEPTEMBER 30,
                       -------------
   1998....................................................  $ 5,172
   1999....................................................    4,031
   2000....................................................    2,596
   2001....................................................    1,795
   Thereafter..............................................      833
                                                             -------
                                                             $14,427
                                                             =======

     Rent expense under all noncancelable operating leases during 1997, 1996 and 1995 was $4,773, $3,062 and $1,877, respectively.

     On January 10, 1997, the Company entered into a five-year operating lease agreement with two unrelated parties for financing the construction of its Houston terminal, warehouse and headquarters facility (the Houston facility). Estimated costs of the Houston facility are approximately $8 million. Under the terms of the lease agreement, average monthly lease payments are approximately $59 (including monthly interest costs based upon LIBOR rate plus 200 basis points) beginning October 1, 1997 through January 2, 2002 with a balloon payment equal to the outstanding lease balance (initially equal to the cost of the facility) due on January 2, 2002. The Company has an option, exercisable at any time during the lease term to acquire the facility for an amount equal to the outstanding lease balance. In the event the Company does not exercise the purchase option, it is subject to a deficiency payment computed as the amount equal to the outstanding lease balance minus the then current fair market value of the Houston facility. As of September 30, 1997, the lease balance was approximately $4,000.

     On October 18, 1995 the Company obtained a $10,000 revolving line of credit facility from a bank. The facility bears interest at variable rates tied to a bank LIBOR rate, matures in January 1998 and is secured by accounts receivable. The Company may borrow up to 80% of eligible accounts receivable, must maintain certain financial ratios and may not declare dividends in excess of 25% of cumulative net worth generated subsequent to the Company's initial public offering. The facility is guaranteed by certain of the Company's subsidiaries. During fiscal year 1996, the Company borrowed $1,800 pursuant to such facility. A portion of the proceeds from the initial public offering were used to repay this indebtedness. No amount was outstanding under the facility during the year ended September 30, 1997.

                           EAGLE USA AIRFREIGHT, INC.

NOTE 9 -- STATEMENT OF CASH FLOWS:

     Following is a reconciliation of net income to net cash provided by operating activities for the years ended September 30:

                                                            1997       1996      1995
                                                          --------   --------   -------
Reconciliation of net income to net cash provided by
  operating activities:-
  Net income............................................  $ 16,798   $ 12,426   $11,189
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Provision for bad debts...............................     1,447        743       758
  Depreciation and amortization.........................     2,092      1,124       700
  Deferred income tax expense (benefit).................       383         76       (74)
  Other income..........................................       694
  Change in assets and liabilities, net:
     Trade accounts receivable..........................   (24,486)   (13,727)   (5,109)
     Prepaid expenses and other assets..................    (1,086)      (272)     (720)
     Accounts payable and other accrued liabilities.....     5,079     10,477     1,817
                                                          --------   --------   -------
          Net cash provided by operating activities.....  $    921   $ 10,847   $ 8,561
                                                          ========   ========   =======

     Supplemental information on noncash investing and financing activities:

          Dividends of $8,209 were declared in fiscal 1995 in the form of Special Distribution Notes.

          The exercise of employee stock options resulted in a reduction of the Company's tax liability and an increase in its additional paid-in capital of $4,100 and $3,374 in fiscal 1997 and 1996.

          A 2-for-1 stock split was paid on August 1, 1996 and resulted in a charge of $9 to common stock and retained earnings.

          The conversion from S Corporation resulted in the establishment of $457 of deferred tax asset and an increase in additional paid-in capital.

NOTE 10 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following is a summary of the Company's unaudited quarterly financial information for the years ended September 30, 1997 and 1996.


                                                            QUARTER ENDED,
                                          ---------------------------------------------------
                                          DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                              1996         1997        1997         1997
                                          ------------   ---------   --------   -------------
Revenues................................    $67,586       $61,489    $71,301       $91,391
Operating income........................      7,198         4,025      6,352         8,124
Income before provision for income
  taxes.................................      7,471         4,726      6,726         8,469
Net income..............................      4,514         2,948      4,104         5,232
Diluted earnings per share..............       0.24          0.16       0.22          0.28

                           EAGLE USA AIRFREIGHT, INC.

                                                            QUARTER ENDED,
                                          ---------------------------------------------------
                                          DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                              1995         1996        1996         1996
                                          ------------   ---------   --------   -------------
Revenues................................    $40,698       $39,051    $48,240       $57,456
Operating income........................      4,259         3,330      4,515         5,745
Income before provision for income
  taxes.................................      4,291         3,625      4,805         6,062
Pro forma net income(1).................      2,543         2,106      3,114         3,718
Pro forma diluted net income per
  share(2)..............................       0.16          0.11       0.17          0.22


---------------

(1) As a result of the initial public offering, Eagle USA's status as an S Corporation terminated effective December 4, 1995. Pro forma net income used to compute pro forma net income per share for the first quarter of fiscal 1996, reflected the incremental estimated federal tax provision that would have been reported had Eagle USA been a C-Corporation during these periods. Pro forma and actual net income do not vary for the last three quarters of fiscal 1996.


(2) Quarterly pro forma diluted net income per share is computed using the method outlined in Note 12.


NOTE 11 -- COMMITMENTS AND CONTINGENCIES:

     From time to time, the Company is a party to various legal claims and proceedings arising in the ordinary course of business. The Company is not currently a party to any material litigation and is not aware of any litigation threatened against it that could have a material effect on its business.

     The Company has agreed to indemnify its shareholders for any possible tax contingencies relating to periods during which the Company was an S Corporation.


NOTE 12 -- EARNINGS PER SHARE



     The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share". Adoption of SFAS 128 has resulted in the retroactive restatement of earnings per share and pro forma net income per share amounts presented herein. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes potential dilution that could occur if securities to issue common stock were exercised.



     As a result of the Company's change from an S Corporation to a C Corporation in December 1995, presentation of pro forma net income per share is necessary for the years ended September 30, 1996 and 1995. Historical earnings per share is not provided for those years as such inclusion is not considered to be meaningful. Shares issued to the Company's Chairman of the Board in connection with the Company's acquisition of his interests in certain of the Company's subsidiaries, as well as the Company's two for one stock split, have been treated as if they had been effective and outstanding as of October 1, 1994, and included in weighted average shares outstanding.

                           EAGLE USA AIRFREIGHT, INC.

     The computation of basic and diluted earnings per share and pro forma basic and diluted net income per share follows:



                                                            YEAR ENDED SEPTEMBER 30,
                                                        --------------------------------
                                                          1997        1996        1995
Net income............................................  $16,798
                                                        =======
Pro forma net income..................................              $11,481     $ 7,507
                                                                    =======
Shares used in basic calculation:
  Weighted average shares outstanding.................   17,792      16,234      12,000
  Effect of shares issued to Company's Chairman of the
     Board............................................                   82         446
  Number of shares sold by the Company that would have
     been necessary to fund pre-IPO S Corporation
     distributions....................................                  273       1,093
                                                        -------     -------     -------
     Total basic shares...............................   17,792      16,589      13,539
Additional shares for diluted computation:
  Effect of stock options.............................      890         939       1,243
                                                        -------     -------     -------
     Total diluted shares.............................   18,682      17,528      14,782
                                                        =======     =======     =======
Basic earnings per share..............................  $  0.94
                                                        =======
Diluted earnings per share............................  $  0.90
                                                        =======
  Pro forma basic net income per share................              $  0.69     $  0.55
                                                                    =======     =======
  Pro forma diluted net income per share..............              $  0.66     $  0.51
                                                                    =======     =======

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    8
Use of Proceeds........................   12
Price Range of Common Stock............   12
Dividend Policy........................   12
Capitalization.........................   13
Selected Consolidated Financial and
  Operating Data.......................   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   15
Business...............................   22
Management.............................   36
Principal and Selling Shareholders.....   38
Description of Capital Stock...........   39
Underwriting...........................   43
Legal Matters..........................   45
Experts................................   45
Available Information..................   45
Incorporation of Certain Documents by
  Reference............................   45
Index to Consolidated Financial
  Statements...........................  F-1


--------------------------------------------------------------------------------

                                1,500,000 SHARES

                       [EAGLE USA AIRFREIGHT, INC. LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           MORGAN STANLEY DEAN WITTER

                            WILLIAM BLAIR & COMPANY

                       GERARD KLAUER MATTISON & CO., INC.

                                           , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses incurred by the Company in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions, all of which will be paid by the Selling Shareholder. Except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market quotation fee, all expenses are estimated.


SEC Registration Fee........................................  $ 14,440
NASD Filing Fee.............................................     5,395
Nasdaq National Market Quotation Fee........................     4,500
Printing and Engraving Expenses.............................   115,000
Accounting Fees and Expenses................................    20,000
Legal Fees and Expenses.....................................    80,000
Transfer Agent and Registrar Fees and Expenses..............     1,000
Blue Sky Fees and Expenses (including legal fees)...........     5,000
Miscellaneous...............................................     9,665
                                                              --------
          Total.............................................  $255,000
                                                              ========


------------------------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify any director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with the proceeding in which he is named defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

     Texas law also permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under
Article 2.02-1.

     The Company's Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The Company has also entered into indemnification agreements with each of its directors and certain of its officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined). In addition, the Company may purchase directors' and officers' liability insurance policies for its directors and officers in the future. The Bylaws and such agreements with directors and officers provide for indemnification for amounts (1) in respect of the deductibles for such insurance policies, (2) that exceed the liability limits of such insurance policies and
(3) that are available, were available or which become available to the Company but which the officers or directors of the Company determine is inadvisable for the Company to purchase, given the cost involved of the Company. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

     The above discussion of Article 2.02-1 of the Texas Business Corporation Act and of the Company's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws.

     Reference is made to the form of the Underwriting Agreement, filed as
Exhibit 1.1 hereto, which contains provisions for indemnification of the Selling Shareholder and the Company, its directors, officers and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

ITEM 16. EXHIBITS


        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
           1.1           -- Form of Underwriting Agreement.
          *4.1           -- Second Amended and Restated Certificate of Incorporation
                            of the Company (filed as Exhibit 3.1 to the Company
                            Registration Statement on Form S-1, Registration No.
                            33-97606, and incorporated herein by reference).
          *4.2           -- Amended and Restated Bylaws of the Company, as amended
                            (filed as Exhibit 3.2 to the Company's Registration
                            Statement on Form S-1, Registration No. 33-97606, and
                            incorporated herein by reference).
           5.1           -- Opinion of Baker & Botts, L.L.P.
          23.1           -- Consent of Price Waterhouse LLP.
          23.2           -- Consent of Baker & Botts, L.L.P. (included in Exhibit
                            5.1).
         +24.1           -- Power of Attorney (included on the signature page).
          99.1           -- Agreement between the Company and Mr. James R. Crane
                            dated as of January 8, 1998.


---------------

* Incorporated by reference as indicated.


+ Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 26th day of January, 1998.


                                            EAGLE USA AIRFREIGHT, INC.

                                            By:     /s/ JAMES R. CRANE
                                              ----------------------------------
                                                       James R. Crane
                                            President and Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following person in the capacities and on the date indicated.



                      SIGNATURE                                      TITLE                      DATE

                 /s/ JAMES R. CRANE                      President and Chairman of the    January 26, 1998
-----------------------------------------------------    Board (Principal Executive
                   James R. Crane                        Officer)

                /s/ DOUGLAS A. SECKEL                    Chief Financial Officer,         January 26, 1998
-----------------------------------------------------    Secretary, Treasurer and
                  Douglas A. Seckel                      Director (Principal Financial
                                                         and Accounting Officer)

                          *                              Director                         January 26, 1998
-----------------------------------------------------
                  Frank J. Hevrdejs

                          *                              Director                         January 26, 1998
-----------------------------------------------------
                   Neil E. Kelley

                          *                              Director                         January 26, 1998
-----------------------------------------------------
                William P. O'Connell

              By: /s/ DOUGLAS A. SECKEL
  -------------------------------------------------
                  Douglas A. Seckel
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
           1.1           -- Form of Underwriting Agreement.
          *4.1           -- Second Amended and Restated Certificate of Incorporation
                            of the Company (filed as Exhibit 3.1 to the Company
                            Registration Statement on Form S-1, Registration No.
                            33-97606, and incorporated herein by reference).
          *4.2           -- Amended and Restated Bylaws of the Company, as amended
                            (filed as Exhibit 3.2 to the Company's Registration
                            Statement on Form S-1, Registration No. 33-97606, and
                            incorporated herein by reference).
           5.1           -- Opinion of Baker & Botts, L.L.P.
          23.1           -- Consent of Price Waterhouse LLP.
          23.2           -- Consent of Baker & Botts, L.L.P. (included in Exhibit
                            5.1).
         +24.1           -- Power of Attorney (included on the signature page).
          99.1           -- Agreement between the Company and Mr. James R. Crane
                            dated as of January 8, 1998.


------------------------------

* Incorporated by reference as indicated.


+ Previously filed.